[redacted]

08006151

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

RECEIVED
2008 DEC -5 A 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24th October, 2008

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub : Re-appointment of Managing Director

Ladies and Gentlemen:

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document:

[Regulatory Announcement of the Company dated 09.01.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
DEC 09 2008
THOMSON REUTERS

Very truly yours,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Encl : a/a.

Dw 12/8

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvo.cfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

24th October, 2008

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub : R-appointment of Managing Director

This is to inform you that the Board of Directors of Aditya Birla Nuvo Limited at its meeting held today have re-appointed, subject to necessary approvals, Dr. Bharat K. Singh as Managing Director of the Company w.e.f. 1st November, 2008 for a period of 1 year.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

RECEIVED
2008 DEC -5 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvo.cfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

RECEIVED

2008 DEC -5 A 1:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

24th October, 2008

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub: Board Meeting -24th October, 2008

Ladies and Gentlemen:

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document:

[Regulatory Announcement of the Company dated 31.10.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Encl: a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvo.cfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO: 82-34979

24th October, 2008
U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Re: Clause 41 of the Listing Agreement
Scrip Code - BSE - 500 303

Enclosed please find unaudited Financial Results of the Company for the quarter ended 30th September, 2008 taken on record by the Board of Directors of the Company at its meeting held today.

A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd.**

Devendra Bhandari
Company Secretary

Encls: a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvo.cfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com


Performance Review
2nd Quarter ended 30th September 2008
Investor Presentation
Mumbai, 24th October 2008
ADITYA BIRLA NUVO
ADITYA BIRLA GROUP
strong foundation energised growth

Contents

ADITYA BIRLA NUVO

Working on Defined Strategy

- **Telecom – Achieving Pan India Presence**
  - Launched commercial operations in Mumbai (in Aug'08) and Bihar & Jharkhand (in Oct'08)
  - Idea will be operational in 17 circles (incl. Spice operated Punjab and Karnataka circles), with the planned launch of Tamil Nadu (incl. Chennai) and Orissa circles by the financial year end, covering approx. 90% of India's telephony potential

- **Financial Services – Augmenting portfolio and expanding customer reach**
  - Agreed to acquire 56% stake in Apollo Sindhoori for Rs. 198.8 Cr. in Aug'08
    - Accordingly, open offer for additional 20% stake will be made after getting necessary approvals
    - An established platform to enter retail broking space and derive synergies through cross selling
      - Strong distribution network of over 190 own and 570 franchisee branches
      - Serving a large base of over 1,50,000 customers across more than 150 cities
  - Expanding distribution network across existing business segments

Branches (Nos.)	Sep'07	March'08	Sep'08
Life Insurance	308	339	600
Asset Management	66	78	116

Working on Defined Strategy

continued ...

- **BPO – Thrust on consolidation and full utilisation of existing capacity**
  - Improving operational efficiency through seats / sites rationalisation
- **Garments – Building sizeable presence in apparel retailing**
  - Controlled retail space expanded to 5.7 lacs square feet across 279 exclusive brand outlets
  - Ready to launch "THE COLLECTIVE" this month
- **Insulators – Expediting expansion by 12,000 MTPA (in two phases) at Rishra plant and composite insulators project at Halol plant**

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Business-wise Performance Q2FY09 over Q2FY08

Business Performance – Growth Businesses

ADITYA BIRLA NUVO

Telecom – Idea Cellular Limited

- **Idea garnered Rs. 72.9 bn through preferential allotment of equity shares to TMI in Aug'08**
  - TMI acquired 14.99% stake in Idea through issue of fresh shares at Rs. 156.96 per share
  - Nuvo's stake in Idea reduced to 27.02% from 31.78% (Aditya Birla Group now owns 49.05% stake)
  - This dilution at high premium has increased Nuvo's consolidated net worth by Rs. 1,781 Cr.
- **Providence to invest USD 640 million in Idea's subsidiary Aditya Birla Telecom (ABTL)**
  - ABTL has license to operate in Bihar & Jharkhand circle and will hold 16% stake in proposed Indus Towers Joint Venture
- **TMI & Providence deals will strengthen financial position and leveraging capacity of Idea**
  - Cash inflow will act as a cushion for financing 3G spectrum auction and capex plans
- **Speeding towards Pan India presence**
  - Targeting roll out of Tamil Nadu (incl. Chennai) and Orissa circles by the financial year end
  - Awaiting spectrum for roll out of services in remaining 5 circles – West Bengal, Kolkata, Assam, North East and Jammu & Kashmir

Crossed 30 million subscribers mark (excl. Spice) in Sep'08

Business Performance – Growth Businesses

continued ...

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Telecom – Idea Cellular Limited

- **Idea grew by 63% Y-o-Y to reach 30.38 million subscribers (excl. Spice) as on 30th Sep'08**
  - Ranks 5th with all India market share at 9.6% up from 9.2% in Mar'08
  - Ranks 2nd in 8 established operating circles with 19.6% market share reflecting its brand strength
  - New circles continue to grow
- **During Q2FY09, revenues jumped by 47% to Rs. 2,299.2 Cr.**
  - Share of Value added Services (VAS) increased from 8.9% in Jun'08 to 9.8% in Sep'08

P 32

- **Net Profit lower at Rs. 144.1 Cr. vis-à-vis Rs. 220.3 Cr. in Q2 last year**
  - EBITDA increased from Rs. 524.8 Cr. to Rs. 654.6 Cr. despite start up losses for Mumbai circle and brand building costs ahead of launch of Mumbai & Bihar circles
  - Depreciation and interest costs increased by Rs. 102.5 Cr. and Rs. 121.4 Cr. respectively to finance expansion and new acquisition, full benefit of which will accrue over a period of time

Business Performance – Growth Businesses

ADITYA BIRLA NUVO

Life Insurance – Birla Sun Life Insurance Company Limited (BSLI)

- **Continued thrust on strengthening distribution reach & launching innovative products...**
  - Network expanded to 600 centres & 132K agents up from 339 centres & 115K agents in Mar'08
    - Alternate channel relationships grew from 229 in Mar'08 to 315 in Sep'08
    - Further branch expansion is being reviewed considering current market conditions
  - Launched pension plan-Freedom 58 in Aug'08, Platinum Plus-II in Sep'08 & Health Plan in Oct'08
- **... has resulted in improved market positioning (YTD Aug'08)**
  P 33
  - BSLI ranked 5th with 8.15% share in private players up from 6th rank with 6.6% share in FY07-08
    - BSLI achieved more than 100% growth in new business premium as well as number of individual life policies
- **In Q2FY09, BSLI achieved 59% YoY growth in new business premium income at Rs. 672.8 Cr.**
  - During Apr-Aug'08, Private players grew YoY by 56% (BSLI - 121%) while LIC de-grew by 29%
- **Net loss higher at Rs. 200 Cr. vis-à-vis Rs. 83.9 Cr. in Q2FY08**
  - Growing share of new business premium coupled with network expansion strained profitability
- **Growth funded by capital infusion of Rs. 350 Cr. in H1FY08-09 (Nuvo's share - Rs. 259 Cr.)**

Business Performance – Growth Businesses

Asset Management – Birla Sun Life Asset Management Co. Ltd. (BSAMC)

- **Runners up in Best Mutual Fund Category by "Outlook Money NDTV Profit Awards 2008"**
- **Scaling up distribution network to garner market share**
  - YTD 38 branches & over 5,500 advisors (IFAs) added to reach 116 branches & over 23K IFAs
  - YTD 2.5 lacs folios (incl. 1.1 lacs SIPs) added to reach over 21.4 lacs folios (incl. 1.9 lacs SIPs)
- **BSAMC ranked 5th in Sep'08 with 7.1% share in Industry's average AUM** P 34
  - Achieved 23% growth in average AUM during the calendar year (since Dec'07), only AMC amongst top 10 players to achieve double digit growth during this period
- **Total AUM at Rs. 37,752 Cr. as on 30th Sep'08 grew YoY by 24% but de-grew by 4% QoQ**
  - PMS portfolio expanded to Rs. 150 Cr. from Rs. 19 Cr. in Jun'08
- **Quarterly revenues grew by 69% to Rs. 41.9 Cr. and net profit jumped to Rs. 4.5 Cr.**

Other Financial Services

- **Other financial services performed well despite depressed stock market & rise in interest rates**
  - Revenues grew by 51% to Rs. 48.9 Cr. and PBT rose from Rs. 9.4 Cr. to Rs. 11.2 Cr. P 35

Business Performance – Growth Businesses

BPO – Aditya Birla Minacs Worldwide Limited

- **Business focusing on efforts critical to improve profitability**
  - Improving seats utilisation & rationalisation of sites – Closed one loss making site in Sep'08
  - Supporting new business from low cost locations – Added 80 seats at Baroda and expanding Manilla site by 120 seats to 365 seats
  - Price renegotiation successfully completed with couple of clients and underway with a major client
  - Reduction of overheads
  - Substantial benefit to accrue in Q4FY09
- **Won 2 new clients in the quarter taking total number of clients to 58 (Fortune 500 – 26 Clients)**
- **Supporting customers through 30 global delivery centres with 9,689 seats & 12,252 employees**
  - Effective utilisation of seats is a major challenge at North America
- **Revenues grew by 15% to Rs. 453 Cr.**
  - **North America** maintained revenues at CAD 89 million despite global slowdown
  - **Asia Pacific** achieved 29% revenues growth over Q2 last year
- **Net loss higher at Rs. 25.7 Cr. from Rs. 20.3 Cr. due to forex rates**

P 36

- **IT services business** reported revenues at Rs. 25.2 Cr. and net profit at Rs. 0.2 Cr.

Business Performance – Growth Businesses

Garments

- **During Q2FY09, continued discount sale offerings stimulated demand across the industry**
  - Retailers resorted to higher discounting to stimulate sales & clear inventories
  - Industry witnessed longest ever end of season sale from mid Jun'08 to end Aug'08
- **Madura Garments continued to expand its footprints in apparel retailing space**
  - **Controlled retail space under Exclusive Brand Outlets (EBOs) format expanded to 5.7 Lacs square feet across 279 EBOs (Fashion brands (incl. Esprit) – 199; Peter England – 80)**
    - 24 new EBOs launched during the quarter
  - **Five Peter England PEOPLE family stores launched in Q1FY09, five more planned by the financial year end**
  - **Ready to launch Mens Exclusive "THE COLLECTIVE" – Lifestyle experience based on service excellence**
    - Will offer Madura garments' fashion brands as well as international brands under one roof
    - 3 such stores of an average size of 15-20K sq. ft. will be launched during FY08-09

Business Performance – Growth Businesses

continued …

ADITYA BIRLA NUVO

Garments

Branded Garments (Louis Philippe, Van Heusen, Allen Solly, Esprit and Peter England)

- **Revenues rose by 28% to Rs. 283.1 Cr. driven by volumes growth of 22% & better product mix**
  - Value growth could be higher but for higher discounts to meet market dynamics
  - Revenues from retail segment rose by 57% supported by expanded retail presence

P 38

- **Operating profit (PBDIT) is up by 23% at Rs. 26.6 Cr.**
  - Profitability growth could be higher but for high lease rentals and higher discounts

Apparel Retail (Peter England PEOPLE and THE COLLECTIVE)

- **Five Peter England PEOPLE stores launched in Q1 generated revenues of Rs. 4 Cr.**
- **Combined net loss reported at Rs. 30.5 Cr. including business and brand building costs**

Contract Manufacturing

- **Revenues at Rs. 50 Cr. lower by 10% due to weak order flow**
  - Consequent lower capacity utilisation impacting profitability

P 39

- **Efforts are on to bring back profitability**
  - Improving efficiency and capacity utilisation for cost optimisation
  - Reducing dependence on USD business – Expanding European and domestic business
  - Scaling full service provider segment

Business Performance – Value Businesses

ADITYA BIRLA NUVO

Carbon Black – Hi tech Carbon

- **Sharp rise in crude oil prices impacted operating margins across the industry**
  - Abnormal rise in feedstock (CBFS) prices affected demand from auto industry passing through difficult phase
- **Business revenues at Rs. 338 Cr. jumped by 78% → Achieved volume growth of 11%**
  - Mounting CBFS prices partly reflected in higher realisation
- **Time lag in passing steep rise in input costs led to 25% dip in operating profit**
  - Operating profit at Rs. 29.5 Cr. vis-à-vis Rs. 39.1 Cr. in Q2 last year
    - Energy sales contributed Rs. 10.8 Cr. (Rs. 8 Cr. in Q2 last year)
- **Environment clearance received and project activities started for at Patalganga Greenfield expansion by 150,000 MTPA (in two phases)**
  - Phase-I expansion by 75,000 MTPA at a capex of Rs. 270 Cr.

P 40

Business Performance – Value Businesses

ADITYA BIRLA NUVO

Fertilisers – Indo Gulf Fertilisers

- **Lower availability of natural gas created pressure on targeted production across the industry during Q2FY09**
- **Indo-Gulf's revenues grew by 131% to Rs. 320.2 Cr. → Achieved volume growth of 44%**
  - Soaring natural gas and naphtha prices reflected in higher realisation
  - Volumes in Q2 last year were impacted due to plant breakdown for 27 days
  - Revenues from agri-inputs marketing almost doubled to Rs. 17.3 Cr.

P 41

- **Operating profit grew significantly to Rs. 61.4 Cr. led by volume growth and subsidy for earlier years**
- **Indo-Gulf Fertilisers set to position itself as Complete Agri-Solution provider**
  - Industry moving towards non-regulated agricultural products that will drive future growth

ADITYA BIRLA NUVO

Business Performance – Value Businesses

Rayon – Indian Rayon

- **VFY segment continued to witness weak demand across the industry; further impacted by rising input and fuel prices**
  - Closure of production by two competitors in Q2 likely to create supply gap
- **Business revenues grew by 13% to Rs. 139.9 Cr.**
  - **VFY revenues up by 5% at Rs. 86.8 Cr.**
    - Sales Volume lower by 13% at 4269 MT due to focus on super fine denier yarn
    - VFY realisation higher by 21% at Rs. 203.3 per kg
  - **Chlor-alkali segment's revenues up by 29% at Rs. 53.1 Cr. while volumes remained flat**
    - ECU realisation rose by 21% to Rs. 24,443 per MT
- **Operating profit dipped by 25% to Rs. 27 Cr.**
  - Steep rise in wood-pulp and sulphur costs impacted VFY segment
  - Impact of rise in coal prices in Chlor-alkali segment partly offset by improved realisation

P 42

Business Performance – Value Businesses

ADITYA BIRLA NUVO

Insulators – Aditya Birla Insulators

- **Revenues up by 5% to Rs. 105.9 Cr.**
  - Focus on high rating insulators fetched better realisation
  - Lower volumes at Halol plant due to increased rejections arrested higher growth
    - Shortage of raw material & yield stabilisation of high rating insulators caused higher rejections
- **Operating profit at Rs. 32 Cr. vis-à-vis Rs. 33.6 Cr. in Q2 last year** P 43
  - Operating margins reduced to 30.2% due to high fuel costs and high rejections at Halol plant
- **Business achieved ROACE of 49.1%**
- **Augmenting capacity to capture power sector growth**
  - Expansion of 12,000 MTPA (in two phases) at Rishra plant and composite insulators project at Halol plant are progressing well

Textiles – Jaya Shree Textiles

- **Domestic as well as exports demand remained stagnant across the industry**
  - Industry will witness benefit of rupee weakening in coming quarters
- **Business revenues from continued operations grew by 6% to Rs. 149.3 Cr.**
- **Operating profit maintained at Rs. 18 Cr. vis-à-vis Rs. 18.3 Cr. in Q2FY08** P 44
  - Last year Q2 includes gain of Rs. 2.4 Cr. from sale of carbon credits

ADITYA BIRLA NUV

ADITYA BIRLA GROUP

Financial Performance

Revenues – Quarter 2 FY08-09

Rs. Cr.


Standalone
45%
921
1,337
Q2FY08
Q2FY09


Consolidated
29%
2,796
3,594
Q2FY08
Q2FY09

Telecom, Life Insurance, Carbon Black & Fertilisers driving consolidated revenue growth

Consolidated Revenues - Segmental

Rs. Cr.

Q2 growth	Quarter - 2 2008-09	Quarter - 2 2007-08	Revenues	Half - Year 2008-09	Half - Year 2007-08	H1 growth
35%	672.4	496.5	Telecom (Nuvo's share) @	1,363.1	966.0	41%
15%	999.4	869.7	Life Insurance	1,895.3	1,356.6	40%
15%	453.0	393.7	BPO	884.0	746.1	18%
20%	325.0	270.1	Garments (Incl. apparel retail)	549.2	470.7	17%
65%	69.4	42.1	Other Financial Services	133.0	77.7	71%
	25.2	25.2	IT Services	51.1	48.7	
78%	338.0	190.2	Carbon Black	635.6	351.4	81%
131%	320.2	138.5	Fertilisers	549.5	254.8	116%
	105.9	101.3	Insulators	196.7	185.4	
13%	139.9	124.3	Rayon	274.2	228.2	20%
	149.3	145.3	Textiles	298.0	296.7	
	(3.4)	(1.2)	Inter-unit Elimination	(7.1)	(2.6)	
29%	3,594.1	2,795.6	Consolidated Revenues	6,822.5	4,979.7	37%
45%	1,336.6	921.4	Standalone Revenues	2,415.6	1,701.5	42%

@ *Idea is consolidated at 31.78% till 12th Aug'08 and at 27.02% afterwards. Full financial numbers are as under:*

Q2 growth	Quarter - 2 2008-09	Quarter - 2 2007-08		Half - Year 2008-09	Half - Year 2007-08	H1 growth
47%	2,299.2	1,562.2	Idea Cellular (Telecom)	4,472.7	3,039.5	47%

Consolidated Revenues - Composition



H1 FY09
Rs. 6,822.5 Cr.
Financial Services 2%
IT Services 1%
Rayon 4%
Carbon Black 9%
Fertilisers 8%
Textiles 4%
Insulators 3%
Garments 8%
Telecom 20%
BPO 13%
Life Insurance 28%

Growth Businesses	Value Businesses
72%	28%

Standalone – Net Profit

Rs. Cr.


Quarter - 2
19%
54.9
65.3
Q2FY08
Q2FY09


Half - Year
21%
88.6
106.9
Q2FY08
Q2FY09

Standalone Financial

Rs. Cr.

Quarter - 2 2008-09	Quarter - 2 2007-08	Particulars	Half - Year 2008-09	Half - Year 2007-08
1,336.6	921.4	Revenues	2,415.6	1,701.5
7.0	2.5	Other Income	9.2	8.0
194.7	158.5	Operating Profit (PBDIT)	344.0	281.8
59.3	49.2	Less: Interest & Finance Expenses	110.3	97.6
6.7	1.9	Add: Interest Income	11.6	6.7
142.1	111.1	Gross Profit (PBDT)	245.3	190.9
40.5	35.2	Depreciation/ Amortisation	79.3	66.2
101.6	75.9	Profit Before Tax and Exceptional Items	166.1	124.7
-	0.0	Exceptional Gain / (Loss)	-	0.7
36.3	21.0	Provision for Taxation (Net)	59.1	36.8
65.3	**54.9**	**Net Profit**	**106.9**	**88.6**

Quarter - 2 growth: Revenues 45%, Operating Profit 23%, Gross Profit 28%, Net Profit 19%

Half - Year growth: Revenues 42%, Operating Profit 22%, Gross Profit 29%, Net Profit 21%

P 23

P 24

Standalone Operating Profit

Rs. Cr.

	Quarter - 2		PBDIT	Half - Year		
	2008-09	2007-08		2008-09	2007-08	
23%	26.6	21.6	Branded Garments	13.0	22.9	43%
25%	29.5	39.1	Carbon Black	77.1	71.8	7%
298%	61.4	15.4	Fertilisers	99.2	32.5	206%
	32.0	33.6	Insulators	60.5	60.2	
25%	27.0	36.0	Rayon	64.6	63.1	2%
	18.0	18.3	Textiles	34.0	34.1	P 22
	0.1	(5.5)	Corporate / Others	(4.5)	(2.7)	
23%	**194.7**	**158.5**	**PBDIT**	**344.0**	**281.8**	22%

Consolidated Net Profit

Rs. Cr.

Quarter - 2 2008-09	Quarter - 2 2007-08	Net Profit	Half - Year 2008-09	Half - Year 2007-08
42.1	70.0	Telecom (Nuvo's share) @	125.7	168.1
(25.7)	(20.3)	BPO	(49.4)	(28.2)
(200.0)	(83.9)	Life Insurance	(346.8)	(117.5)
2.3	0.4	Asset Management (Nuvo's share 50%) @	4.8	1.2
9.2	7.1	Other financial services	21.6	11.0
(23.2)	0.5	Contract Exports	(41.3)	(6.3)
(30.5)	(4.5)	Apparel Retail	(50.5)	(5.7)
0.2	0.0	IT Services	1.5	0.1
0.8	0.5	Others	0.1	(0.5)
(224.8)	(30.2)	Total JVs / Subs	(334.2)	22.0
(54.9)	(23.4)	Less: Contra / Minority Interest	(94.4)	(32.1)
(169.9)	(6.8)	**Nuvo's Share in JVs/Subs**	(239.9)	**54.1**
65.3	**54.9**	**Nuvo Standalone**	**106.9**	**88.6**
(104.6)	**48.0**	**Nuvo Consolidated**	(132.9)	**142.7**

19% ↑ (Quarter - 2, Nuvo Standalone); 21% ↑ (Half - Year, Nuvo Standalone)

@ Only pro-rata share (Idea is consolidated at 31.78% till 12th Aug'08 and at 27.02% afterwards). Full financial numbers are as under:

144.1	220.3	Idea Cellular (Telecom)	407.2	528.9
4.5	0.8	Birla Sunlife AMC (Asset Management)	9.6	2.4

Consolidated Financial

Rs. Cr.

Quarter - 2		Particulars	Half - Year	
2008-09	2007-08		2008-09	2007-08
3,594.1	2,795.6	Revenues	6,822.5	4,979.7
211.4	**288.1**	**PBDIT**	**482.2**	**595.3**
160.4	124.4	Depreciation	316.5	239.6
50.9	**163.6**	**PBIT**	**165.7**	**355.7**
158.2	102.3	Net Interest	295.0	188.0
(107.3)	**61.4**	**Profit Before Tax**	(129.4)	**167.7**
-	0.0	Exceptional Gain / (Loss)	-	0.7
51.4	37.1	Provision for Taxation (Net)	97.4	58.5
(158.8)	**24.3**	**Net Profit before minority interest**	(226.8)	**110.0**
(54.2)	(23.5)	Minority Interest	(93.8)	(32.5)
(104.6)	**47.8**	**Net Profit after minority interest**	(132.9)	**142.5**

29%

37%

Capex and Investment Plan

Rs. Cr.

S.N.	Description	Plan	Spent till Sep'08	To be spent FY 2008-09	To be spent FY10 & FY11
	Aditya Birla Nuvo Limited				
i)	**Project Based**				
	Rayon	38.9	9.6	29.3	-
	Branded Garments	335.2	50.7	50.4	234.1
	Carbon Black	267.8	18.4	139.4	110.0
	Fertilisers	16.3	9.4	6.8	-
	Insulators	43.2	12.4	30.7	-
	Textiles	8.4	7.2	1.2	-
	Sub-Total (i)	**709.8**	**107.8**	**257.9**	**344.1**
ii)	**Modernisation & maintenance**				
	Rayon	16.2	6.9	9.3	-
	Branded Garments	75.6	27.9	33.0	14.8
	Carbon Black	28.0	15.2	12.8	(0.0)
	Fertilisers	9.7	2.6	7.1	-
	Insulators	51.0	9.4	41.6	-
	Textiles	40.4	19.8	20.6	-
	Others	0.6	0.2	0.5	-
	Sub-Total (ii)	**221.7**	**81.9**	**125.0**	**14.8**
A	**Nuvo's Capex (i) + (ii)**	**931.5**	**189.8**	**382.9**	**358.9**
B	**Major Capex (Direct Subsidiaries)**				
	Apparel Retail	317.4	30.9	75.0	211.5
	Garment Manufacturing	49.3	4.9	23.2	21.2
	Contract exports	15.1	2.3	5.2	7.6
	BPO	146.1	7.0	139.2	-
	IT Services	5.6	0.4	5.2	-
C	**Grand Total (A+B)**	**1,465.0**	**235.3**	**630.6**	**599.1**

Note : Life Insurance business will need funding of about Rs. 1000 Cr. from Nuvo in FY09 to expedite its growth plans
Idea will invest over USD 2 billion in next two years out of internal accruals and own borrowings

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Business Outlook and Strategy

Going Forward : Growth Businesses

- **Telecom : Achieving Pan India presence**
  - Expedite merger and integration of Spice with Idea
  - Speedy roll out in Tamil Nadu (incl. Chennai) and Orissa circles, obtaining 3G license and roll out in remaining 5 circles on receipt of spectrum
  - Expedite profitability of capex on new circles as well as on expansion of existing circles
  - Expediting completion of Tower Joint Venture and exploiting its full benefits
- **Life Insurance / Asset Management : Regaining Market Share**
  - To become one of the Top-3 players by building efficient branches network, strengthening agents/advisors force and launching innovative products
  - Completing Apollo Sindhoori acquisition and utilising the client base for cross selling
- **BPO : Profitable growth**
  - Improving seats utilisation and rationalisation of sites
  - Thrust on growing high margin KPO segment
  - Pursuing cost control measures
- **Garments : Pursuing apparel retailing**
  - Controlling overheads and improving sales efficiency
  - Completing wardrobe through focus on retailing and fashion
  - In Contract Exports, thrust is on regaining profitability by improving efficiency & market penetration

ADITYA BIRLA NUVO

Going Forward : Value Businesses

- **Carbon Black**
  - Passing on CBFS price rise to the maximum extent
  - Greenfield expansion by 150,000 MTPA (in two phases) to achieve domestic leadership
- **Fertilisers**
  - Focus on agri-products (input / output) for future growth
  - Expansion/de-bottlenecking on liberalisation of policy
- **Rayon**
  - Thrust on quality improvement to derive premium in exports markets
- **Insulators**
  - Expediting capacity expansion by 12,000 MTPA in two phases and foray in composite insulators
  - Yield enhancement and reducing rejections
- **Textiles**
  - Improving OTIF in Linen segment & expanding presence in retail segment under Linen Club
  - Increasing share of value added yarns

Vision and Strategy

ADITYA BIRLA NUVO

Vision → *To become a premium conglomerate with market leadership across businesses delivering superior value to shareholder on sustained basis*

Strategy → *To increase the share of High growth businesses in total revenue by deploying surplus cash from Value businesses to grow the high growth businesses of tomorrow*

Dedicated to deliver better results quarter after quarter

Business Financials

Idea Cellular Ltd.

ADITYA BIRLA NUV(
ADITYA BIRLA GROUP

Rs. Cr.

Quarter - 2		Particulars	Half - Year	
2008-09	2007-08		2008-09	2007-08
30.38	18.67	No. of Subscribers (Mn)	30.38	18.67
2,299.2	1,562.2	Revenues	4,472.7	3,039.5
654.6	524.8	PBDIT	1,391.8	1,076.4
351.4	324.1	PBIT	813.7	687.0
144.1	220.3	PAT	407.2	528.9
		Net Worth	11,236.4	3,027.4
		Total Debt	9,897.3	4,806.5
		Capital Employed	21,133.8	7,833.9
8.1	16.2	ROACE (Annualised) (%)	10.4	19.3

47% (Revenues, Quarter); 35% (PAT, Quarter); 47% (Revenues, Half-Year); 23% (PAT, Half-Year)

Note : Net debt (net of cash surplus) stands at Rs. 3192 Cr. and net debt to equity ratio stands at 0.28 as on 30th Sep'08

P 7

Birla Sun Life Insurance Company Ltd.

ADITYA BIRLA NUVO

Rs. Cr.

	Quarter - 2		Particulars	Half - Year		
	2008-09	2007-08		2008-09	2007-08	
			First Year Premium			
	579.9	413.8	Individual Business	1,068.9	564.8	
	93.0	8.0	Group Business	105.4	32.1	
59%	672.8	421.9	Total First Year Premium (Gross)	1,174.4	596.9	97%
	374.9	268.5	Renewal Premium (Gross)	696.0	474.6	
48%	1,009.4	682.0	Net Premium Income (Net of reinsurance and service tax)	1,805.5	1,053.3	71%
	999.4	869.7	Revenues	1,895.3	1,356.6	
	(200.0)	**(83.9)**	Net Profit/(Loss)	**(346.8)**	**(117.5)**	
			Share Capital	1,624.5	877.0	
			Funds under management	7,620.5	5,330.2	43%

P 8

Birla Sun Life Asset Management Co. Ltd.

Rs. Cr.

Particulars		Half - Year 2008-09	Half - Year 2007-08
Equity		6,283	6,486
Debt & Liquid		29,512	21,414
Domestic AUM		**35,794**	**27,900**
Off shore (All Equity)		1,958	2,552
Total AUM		**37,752**	**30,452**
PMS (AUM)		150	12
Revenues	Quarter 2	41.9	24.8
	Half Year	84.9	44.9
PAT	Quarter 2	4.5	0.8
	Half Year	9.6	2.4

24% (Total AUM) 69% (Revenues) 493% (PAT)

Domestic AUM (End Of Period) (Rs. bn.)



1%
4833
4770
28%
279
358
Industry
BSAMC
Sep'07
Sep'08

Source : AMFI

P 9

Other Financial Services

Rs. Cr.

Growth (Quarter)	Quarter - 2 2008-09	Quarter - 2 2007-08	Particulars	Half - Year 2008-09	Half - Year 2007-08	Growth (Half - Year)
			Financial Services division, BGFCL, BSDL & BIASL			
51%	48.9	32.3	Revenues	92.8	61.2	52%
20%	11.2	9.4	PBT	28.4	14.9	90%
	257.2	143.6	Capital Employed	257.2	143.6	

P 9

BPO – Aditya Birla Minacs

Rs. Cr.

	Quarter - 2		Particulars		Half - Year		
	2008-09	2007-08			2008-09	2007-08	
			Operating Seats (Nos.)		9,689	7,758	
			Employees (Nos.)		12,252	10,560	
15%	**453.0**	**393.7**	**Revenues**		**884.0**	**746.1**	18%
	89.0	90.6	North America	CAD Mn	180.0	173.2	
29%	13.7	10.6	Asia Pacific	USD Mn	27.0	20.8	30%
	(9.9)	**(0.3)**	**PBIT**		**(18.6)**	**5.6**	
	(7.0)	(1.2)	- North America		(15.1)	3.0	
	(3.0)	0.9	- Asia Pacific		(3.5)	2.6	
	(25.7)	**(20.3)**	**Net Profit/(Loss)**		**(49.4)**	**(28.2)**	

P 10

IT Services – PSI Data Systems

Rs. Cr.

Quarter - 2 2008-09	Quarter - 2 2007-08	Particulars	Half - Year 2008-09	Half - Year 2007-08
25.2	25.2	Revenues	51.1	48.7
1.5	0.9	PBIT	3.9	1.9
0.2	0.0	PAT	1.5	0.1
27.4	28.7	Capital Employed	27.4	28.7

P 10

Branded Garments – Madura Garments

Rs. Cr.

Quarter - 2		Particulars	Half - Year	
2008-09	2007-08		2008-09	2007-08
168.7	129.9	Shirts (A)	273.0	223.4
61.5	55.6	Trousers (B)	104.3	95.3
18.8	14.4	Suits (C)	33.7	26.4
34.1	20.9	Others (D)	50.4	36.8
283.1	220.7	Revenues (A+B+C+D)	461.4	381.9
39.8	33.7	Operating Profit before adspend	39.5	47.1
13.1	12.1	Advt. Expenses	26.5	24.2
26.6	21.6	PBDIT	13.0	22.9
14.9	14.1	PBIT	(8.9)	8.1
552.8	414.6	Capital Employed	552.8	414.6

28% (Revenues, Quarter - 2)

6% (PBIT, Quarter - 2)

21% (Revenues, Half - Year)

P 12

Contract Exports – Madura Garments Exports

Rs. Cr.

Quarter - 2		Particulars	Half - Year	
2008-09	2007-08		2008-09	2007-08
16.5	16.2	Sales Volume (Lacs Pcs)	35.8	27.8
50.0	55.2	Revenues	93.8	94.4
(19.7)	1.9	PBIT	(34.5)	(3.2)
(23.2)	0.5	PAT	(41.3)	(6.3)
171.5	151.1	Capital Employed	171.5	151.1

10% ↓ (Quarter Revenues)

1% ↓ (Half-Year Revenues)

P 12

Carbon Black – Hi Tech Carbon

Rs. Cr.

Q2 change	Quarter - 2 2008-09	Quarter - 2 2007-08	Particulars	Half - Year 2008-09	Half - Year 2007-08	H1 change
	58,525	55,375	Production (MT)	118,304	96,889	
	101.8	105.5	Capacity Utilization %	102.9	102.0	
↑ 11%	57,190	51,390	Sales Volumes (MT)	118,136	93,665	↑ 26%
	20%	25%	Share of Exports volumes	21%	20%	
↑ 62%	57,037	35,257	Realisation (Rs./MT)	51,809	35,900	↑ 44%
↑ 78%	338.0	190.2	Revenues	635.6	351.4	↑ 81%
	29.5	39.1	PBDIT	77.1	71.8	
	8.7	20.6	OPM (%)	12.1	20.4	
↓ 30%	23.3	33.2	PBIT	64.8	62.0	↑ 5%
	974.4	566.9	Capital Employed	974.4	566.9	
	10.8	26.3	ROACE (Annualised) (%)	15.8	23.5	

P 13

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Fertilisers – Indo Gulf Fertilisers

Rs. Cr.

	Quarter - 2		Particulars	Half - Year		
	2008-09	2007-08		2008-09	2007-08	
	264	182	Production ('000 MT)	500	336	
44%	264	184	Sales Volumes ('000 MT)	503	326	54%
131%	320.2	138.5	Revenues	549.5	254.8	116%
	302.8	129.0	Urea	500.4	234.5	
	17.3	9.5	Agri-Inputs trading	49.1	20.3	
	61.4	15.4	PBDIT	99.2	32.5	
	19.2	11.1	OPM (%)	18.1	12.7	
422%	56.7	10.9	PBIT	89.7	24.1	272%
	382.8	320.5	Capital Employed	382.8	320.5	
	49.8	12.6	ROACE (Annualised) (%)	39.3	13.4	

P 14

Rayon – Indian Rayon

Rs. Cr.

Quarter - 2		Particulars	Half - Year	
2008-09	2007-08		2008-09	2007-08
		VFY		
4,121	4,355	Production (MT)	8,244	8,761
100.5	106.2	Capacity Utilization (%)	100.5	106.8
4,269	4,934	Sales Volumes (MT)	8,466	9,116
203.3	168.3	Realisation (Rs./Kg.)	196.0	167.0
86.8	83.0	Revenues (Rs. Cr.)	165.9	152.2
		Chemical		
24,443	20,181	ECU Realisation (Rs./MT.)	24,135	19,516
53.1	41.2	Revenues (Rs. Cr.)	108.3	76.0
139.9	124.3	Total Revenues	274.2	228.2
27.0	36.0	PBDIT	64.6	63.1
19.3	29.0	OPM (%)	23.6	27.6
18.7	27.8	PBIT	48.1	46.8
441.2	443.2	Capital Employed	441.2	443.2
16.8	25.0	ROACE (Annualised) (%)	21.5	21.0

5% (Q2 VFY Revenues, up) · 13% (Q2 Total Revenues, up) · 33% (Q2 PBIT, down)

9% (H1 VFY Revenues, up) · 20% (H1 Total Revenues, up) · 3% (H1 PBIT, up)

P 15

ADITYA BIRLA NUVO

Insulators – Aditya Birla Insulators

Rs. Cr.

Quarter - 2		Particulars	Half - Year	
2008-09	2007-08		2008-09	2007-08
8,618	8,659	Production (MT)	15,917	16,223
8,021	8,569	Sales Volumes (MT)	15,168	15,905
105.9	101.3	Revenues	196.7	185.4
32.0	33.6	PBDIT	60.5	60.2
30.2	33.1	OPM (%)	30.8	32.5
28.5	29.8	PBIT	53.3	53.3
238.7	210.5	Capital Employed	238.7	210.5
49.1	59.1	ROACE (Annualised) (%)	44.6	53.7

5%

4%

6%

P 16

Textiles – Jaya Shree Textiles

Rs. Cr.

Quarter - 2		Particulars	Half - Year	
2008-09	2007-08		2008-09	2007-08
46.9	41.6	Linen Segment	86.6	77.9
102.4	99.7	Wool Segment	211.4	200.2
149.3	141.3	Continued operations (Linen and Wool)	298.0	278.1
-	4.0	Discontinued (Synthetic Yarn)	-	18.6
149.3	145.3	Revenues	298.0	296.7
18.0	18.3	PBDIT	34.0	34.1
12.6	13.7	PBIT	23.7	25.5
424.1	344.3	Capital Employed	424.1	344.3
12.2	16.2	ROACE (Annualised) (%)	12.1	15.5

Quarter-2 arrows: 6% (up, Continued operations), 3% (up, Revenues), 8% (down, PBIT)

Half-Year arrows: 7% (up, Continued operations), 7% (down, PBIT)

P 16

Annexure

Consolidated Profit and Loss and Balance Sheet Snapshot

Annexure I

Rs. Cr.

Particulars	Quarter - 2		Half - Year	
	2008-09	2007-08	2008-09	2007-08
Net Turnover	3,594.1	2,795.6	6,822.5	4,979.7
PBDIT	211.4	288.1	482.2	595.3
PBDIT Margin (%)	5.9	10.3	7.1	12.0
Net Interest	158.2	102.3	295.0	188.0
PBDT	53.1	185.8	187.1	407.3
Net Profit (after Minority Interest)	(104.6)	47.8	(132.9)	142.5
Annualised EPS (Rs.)	(44.24)	20.48	(28.4)	30.5
Annualised CEPS (Rs.)	21.4	79.0	39.1	85.3

Particulars	September 2008	March 2008	March 2007
Equity	95.0	95.0	93.3
Preference Share Capital	25.0	50.0	-
Net Worth	5,716.4	4,032.9	3,119.6
Minority Interest	171.6	174.4	143.3
Total Debts	8,103.1	6,647.9	5,461.6
Deferred Tax Liabilities	221.2	226.2	179.6
Capital Employed	14,212.3	11,081.3	8,904.1
Policyholders' funds	7,186.8	6,484.7	3,762.0
Total Liabilities	21,399.1	17,566.0	12,666.1
Goodwill on consolidation	2,639.1	2,571.0	2,594.9
Net Block	5,676.6	5,447.8	3,777.6
Net Working Capital	3,695.9	2,180.1	1,750.2
Investments	9,387.5	7,367.0	4,543.4
Life Insurance Investments	7,620.5	6,892.7	4,020.0
Other Investments	1,767.0	474.3	523.3
ROCE (at PBIT) (%)	2.4	5.3	8.3
RONW (at PAT) (%)	(4.7)	3.7	9.0
Book Value (Rs.)	601.6	424.5	334.3
Total Debt Equity (x)	1.4:1	1.6:1	1.8:1

ADITYA BIRLA NUV(
ADITYA BIRLA GROUP

Standalone Profit and Loss and Balance Sheet Snapshot

Annexure II

Rs. Cr.

Particulars	Quarter - 2		Half - Year	
	2008-09	2007-08	2008-09	2007-08
Net Turnover	1,336.6	921.4	2,415.6	1,701.5
PBDIT	194.7	158.5	344.0	281.8
PBDIT Margin (%)	14.6	17.2	14.2	16.6
Net Interest	52.6	47.3	98.7	90.9
PBDT	142.1	111.1	245.3	190.9
PAT	65.3	54.9	106.9	88.6
PAT Margin (%)	4.9	6.0	4.4	5.2
Annualised EPS (Rs.)	27.5	23.5	22.5	19.0
Annualised CEPS (Rs.)	41.0	40.4	36.8	35.1
Interest Cover (x) (PBDIT/ Net Interest)	3.7	3.3	3.5	3.1

Particulars	September 2008	March 2008	March 2007
Equity	95.0	95.0	93.3
Net Worth	4,132.6	4,023.7	3,124.5
Long Term Debt	1,783.5	1,841.2	1,869.2
Short Term Debt	1,574.3	902.2	962.7
Total Debts	3,357.9	2,743.4	2,831.8
Deferred Tax Liabilities	189.2	200.3	174.1
Capital Employed	7,679.6	6,967.5	6,130.5
Net Block	1,536.4	1,501.6	1,308.1
Net Working Capital	1,924.6	1,411.7	972.9
Total Investments	4,218.7	4,054.2	3,849.4
ROACE (at PBIT) (%)	7.5	7.8	10.1
ROANW (at PAT) (%)	5.2	6.8	8.4
Book Value (Rs.)	435.0	423.5	334.9
Total Debt Equity (x)	0.8:1	0.7:1	0.9:1
Long Term Debt Equity (x)	0.4:1	0.5:1	0.6:1
Market Capitalisation (Rs. Cr.)	8,828	13,253	9,907

Segment Results –Nuvo Standalone

Annexure III

Rs. Cr.

Quarter - 2

Particulars	Revenues		PBIT		Avg Capital Employed		ROACE (PBIT basis)	
	2008-09	2007-08	2008-09	2007-08	2008-09	2007-08	2008-09	2007-08
Garments	283.1	220.7	14.9	14.1	526.7	383.6	11.3%	14.7%
Rayon	139.9	124.3	18.7	27.8	446.0	444.7	16.8%	25.0%
Carbon Black	338.0	190.2	23.3	33.2	861.3	504.7	10.8%	26.3%
Textiles	149.4	145.2	12.6	13.7	413.4	338.3	12.2%	16.2%
Fertilizers	320.2	138.5	56.7	10.9	454.8	344.9	49.8%	12.6%
Financial Services	0.3	1.2	(2.7)	0.5	13.4	14.6	-81.8%	14.9%
Insulators	105.9	101.3	28.5	29.8	232.4	201.6	49.1%	59.1%
Total Operating Assets	**1,336.6**	**921.4**	**152.1**	**130.1**	**2,948.0**	**2,232.5**	**20.6%**	**23.3%**
Corporate Assets / Elim	-	-	2.1	(6.8)	4,177.5	3,429.7	0.2%	-0.8%
Nuvo Standalone	**1,336.6**	**921.4**	**154.2**	**123.2**	**7,125.5**	**5,662.2**	**8.7%**	**8.7%**

Half - Year

Particulars	Revenues		PBIT		Avg Capital Employed		ROACE (PBIT basis)	
	2008-09	2007-08	2008-09	2007-08	2008-09	2007-08	2008-09	2007-08
Garments	461.4	381.9	(8.9)	8.1	512.0	372.9	-3.5%	4.4%
Rayon	274.2	228.2	48.1	46.8	447.5	446.9	21.5%	21.0%
Carbon Black	635.6	351.4	64.8	62.0	821.0	527.1	15.8%	23.5%
Textiles	298.0	295.8	23.7	25.5	391.7	327.7	12.1%	15.5%
Fertilizers	549.5	254.8	89.7	24.1	457.0	360.6	39.3%	13.4%
Financial Services	0.3	3.9	(3.5)	2.2	13.5	12.4	-51.4%	35.1%
Insulators	196.7	185.4	53.3	53.3	239.3	198.3	44.6%	53.7%
Total Operating Assets	**2,415.6**	**1,701.5**	**267.3**	**221.9**	**2,882.0**	**2,246.0**	**18.5%**	**19.8%**
Corporate Assets	-	-	(2.5)	(6.4)	4,164.7	3,641.2	-0.1%	-0.4%
Nuvo Standalone	**2,415.6**	**1,701.5**	**264.7**	**215.5**	**7,046.7**	**5,887.1**	**7.5%**	**7.3%**

Operating Margin - Nuvo Standalone

Annexure IV

Quarter - 2		Operating Margin	Half - Year	
2008-09	2007-08		2008-09	2007-08
9.4%	9.8%	Branded Garments	2.8%	6.0%
19.3%	29.0%	Rayon	23.6%	27.6%
8.7%	20.6%	Carbon Black	12.1%	20.4%
19.2%	11.1%	Fertilisers	18.1%	12.7%
12.0%	12.6%	Textiles	11.4%	11.5%
30.2%	33.1%	Insulators	30.8%	32.5%
14.6%	17.2%	Nuvo Standalone	14.2%	16.6%

Exports - Nuvo Standalone

Annexure V

Quarter - 2		Exports	Half - Year	
2008-09	2007-08	(Rs Crores)	2008-09	2007-08
18.6	10.3	Garments	28.5	16.5
20.8	23.9	Rayon	35.8	39.2
66.3	44.4	Carbon Black	132.3	64.4
70.0	65.3	Textiles	142.5	132.9
21.7	17.6	Insulators	37.9	31.4
197.3	161.4	Nuvo Standalone	376.9	284.4

Quarter - 2		Exports	Half - Year	
2008-09	2007-08	(% of Sales)	2008-09	2007-08
6.6%	4.7%	Garments	6.2%	4.3%
14.8%	19.2%	Rayon	13.0%	17.2%
19.6%	23.3%	Carbon Black	20.8%	18.3%
46.8%	44.9%	Textiles	47.8%	44.8%
20.4%	17.3%	Insulators	19.3%	17.0%
14.8%	17.5%	Nuvo Standalone	15.6%	16.7%

Sales Volume - Nuvo Standalone

Annexure VI

Quarter - 2		Particulars	Half - Year	
2008-09	2007-08		2008-09	2007-08
37.9	31.0	Garments (lacs Pcs)	59.9	54.8
4,269	4,934	VFY (MT)	8,466	9,116
18,982	19,535	Caustic (MT)	39,455	36,225
57,190	51,390	Carbon Black (MT)	118,136	93,665
264	184	Fertilisers ('000 MT)	503	326
8,021	8,569	Insulators (MT)	15,168	15,905

Quarter - 2		Particulars	Half - Year	
2008-09	2007-08		2008-09	2007-08
		Garments (Lac Pcs)		
24.0	19.3	Shirts	38.3	33.3
7.6	6.9	Trousers	12.2	11.3
0.5	0.4	Suits	0.8	0.6
5.9	4.5	Others	8.6	9.6
		Textiles		
918	1,093	Linen Fabric ('000 Mtrs)	2,011	2,053
576	523	Flax Yarn (MT)	1,023	965
874	663	Worsted Yarn (MT)	1,736	1,369
833	1,173	Wool Combing (MT)	1,755	2,249

Production - Nuvo Standalone

Annexure VII

Quarter - 2			Particulars	Half - Year		
Effective Capacity	Production	Utilisation		Effective Capacity	Production	Utilisation
4,100	4,121	101%	VFY (MT)	8,200	8,244	101%
20,531	19,210	94%	Caustic (MT)	41,063	39,796	97%
57,500	58,525	102%	Carbon Black (MT)	115,000	118,304	103%
216	264	122%	Fertilisers ('000 MT)	432	500	116%
9,700	8,618	89%	Insulators (MT)	19,400	15,917	82%

Quarter - 2		Particulars	Half - Year	
Effective Capacity	Production		Effective Capacity	Production
	MT / '000 Mtrs.	Textiles		MT / '000 Mtrs.
27 Looms	1,095	Linen Fabric ('000 Mtrs)	54 Looms	2,154
3771 Spindles	526	Flax Yarn (MT)	7542 Spindles	1,070
6387 Spindles	881	Worsted Yarn (MT)	12774 Spindles	1,745
1.5 Cards	833	Wool Combing (MT)	3 Cards	1,755

ADITYA BIRLA NU

Safe Harbor

Statements in this "Presentation" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Aditya Birla Nuvo Limited

Regd. Office: Indian Rayon Compound, Junagadh-Veraval Road, Veraval – 362 266 (Gujarat)

Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 030

Website: www.adityabirla.com or www.adityabirlanuvo.com

Email: nuvo.cfd@adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

PRESS RELEASE

Mumbai, 24th October 2008

Aditya Birla Nuvo reports results for the second quarter ended 30th September 2008

Standalone Revenues	**Rs. 1,336.6 Crores** ↑ 45%
Consolidated Revenues	**Rs. 3,594.1 Crores** ↑ 29%

Aditya Birla Nuvo continued to work on its defined strategy of building a strong foundation for all the businesses which includes

- **Achieving pan India presence in the Telecom business;**
- **Expanding customer reach and augmenting its portfolio in the Financial Services business;**
- **Transformation from a wholesale garment company to a "High-end apparel retailing" company through continued expansion of retail space and variety in wardrobe and**
- **Improving operating efficiency through full utilisation of existing capacity and supporting business through cost effective sites and locations in the BPO business.**

As a result, while the company grew in revenues as per plan, the consolidated profitability does not truly reflect the results of the investments and efforts made due to

a) **The gestating impact of the aggressive growth initiatives bunched together**

b) **The nature of Life Insurance business where new business premium, though profitable in the long run, causes strain in the first year due to the accounting procedure of amortising all expenses in the first year itself.**

Revenues on growth path

The Company's **standalone** revenues in the second quarter grew by 45% to Rs. 1,336.6 Crores from Rs. 921.4 Crores, largely driven by higher volumes and better realisation in the Fertilisers, the Carbon Black and the Garments businesses.

The Company's **consolidated** revenues are up by 29% to Rs. 3,594.1 Crores from Rs. 2,795.6 Crores. All the businesses are on the growth trajectory.

- **The Telecom business registered a 47% rise in revenues at Rs. 2,299.2 Crores up from Rs. 1,562.2 Crores.** Idea ranks 5th with 30.38 million subscribers as on 30th September 2008. After launch of operations in Mumbai and Bihar (including Jharkhand) circles and acquisition of controlling stake in Spice that operates in Punjab and Karnataka circles, Idea is now operational in 15 circles. With the planned launch of services in Tamil Nadu (including Chennai) and Orissa circles by the calendar year end, Idea's footprint will cover approximately 90% of India's telephony potential.

  During the quarter, Idea received Rs. 72.9 billion through sale of 14.99% stake to TM

International at Rs. 156.96 per share. Consequently, Nuvo's stake in Idea stands reduced to 27.02%. Idea's subsidiary Aditya Birla Telecom has also received the FIPB clearance to sell 20% stake to Providence for USD 640 million.

- The **Life Insurance** business, during the quarter, achieved 59% growth in new business premium income at Rs. 672.8 Crores supported by expanded distribution reach and enriched product portfolio. **During April-August 2008, for which the latest industry data is available, Birla Sun Life Insurance achieved 121% growth compared to 56% growth attained by private players and ranked 5th with a market share of 8.15%.** Revenues, during the quarter, grew from Rs. 869.7 Crores to Rs. 999.4 Crores. It has launched 261 new distribution centres during the half year itself to reach a total of 600 centres. In view of the current slow down in the financial services sector, the business has decided to strengthen the existing branches rather than opening of new branches.
- The **BPO** business reported 15% growth in revenues from Rs. 393.7 Crores to Rs. 453 Crores. Growth could have been higher but for the global slowdown.
- In the **Garments** business, revenues surged by 20% to Rs. 325 Crores from Rs. 270.1 Crores. Continued discount sale offerings stimulated demand across the industry. During the quarter, 24 new Exclusive Brand Outlets (EBOs) were launched, taking the controlled retail space to 5.7 lacs square feet across 279 EBOs.

Investment phase of growth businesses had gestating impact on consolidated profitability

Standalone net profit, during the quarter, is up by 19% at Rs. 65.3 Crores from Rs. 54.9 Crores. At the consolidated level, the Company has reported a net loss of Rs. 104.6 Crores against net profit of Rs. 47.8 Crores attained in the corresponding quarter of the preceding year.

- The Telecom business reported lower net profit at Rs. 144.1 Crores vis-à-vis Rs. 220.3 Crores. The start up losses and brand building costs for Mumbai circle impacted the bottom-line. **Going forward, the business will benefit from cash inflows from TM International and Providence, new roll outs and the Spice acquisition which gives Idea the critical circles of Punjab and Karnataka.**
- In the Life insurance business, the net loss increased to Rs. 200 Crores from Rs. 83.9 Crores. This was largely due to the growing share of new business premium and higher spends on expansion of distribution network, which are key growth drivers of the business. The new business is fully profitable. However, income from it will accrue over the policy period, as is the case with the nature of this business. **The new ramp up will lay a strong foundation for the future growth of the company. The proposed acquisition of Apollo Sindhoori will be driving significant synergies through cross selling.**
- In the BPO business, the net loss increased to Rs. 25.7 Crores from Rs. 20.3 Crores due to forex rates. Efforts are on to plough back profitability by enhancing operating efficiencies, increasing share of high paying KPO segment and migration to low cost locations. **The business is making all efforts for break-even by the year end.**

- Profitability in the branded garments business improved due to improved sales from retail segment which absorbed high lease rentals and higher discounting. In the apparel retail subsidiaries, the pre-launch expenses of stores and branding costs constrained the bottom-line.

  Lower capacity utilisation in the contract manufacturing business due to weak order flow has impacted its profitability **for which corrective actions have been taken.**

Most of our businesses are progressing well on the designed path to leverage growth opportunities. Aditya Birla Nuvo is optimistic about meeting the challenges of strategic growth initiatives and enhancing its revenues and earnings. **The investments pumped, more specifically into the Life Insurance, BPO and Garments businesses, which have created a stretch on profitability in the short term as per plan, will go a long way towards value creation for shareholders.**

Statements in this "Press Release" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

Aditya Birla Nuvo Limited
Regd. Office: Indian Rayon Compound, Junagadh-Veraval Road, Veraval – 362 266 (Gujarat)
Corporate Office: 4th Floor 'A' Wing, Aditya Birla Center, S.K. Ahire Marg, Worli, Mumbai – 400 030
www.adityabirla.com or www.adityabirlanuvo.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2008

(Rs Crores)

FINANCIAL RESULTS	Consolidated Financial Results				
	Quarter Ended 30th September		Year to Date		Year Ended 31st March 2008 (Audited)
	2008	2007	2008	2007	
Gross Sales	3,629.25	2,821.87	6,888.79	5,036.89	12,251.99
Less: Excise Duty	63.27	52.10	124.51	98.49	213.31
Net Sales	**3,565.98**	**2,769.77**	**6,764.28**	**4,938.40**	**12,038.68**
Other Operating Income	28.15	25.85	58.25	41.31	124.21
Net Income from Operations	**3,594.13**	**2,795.62**	**6,822.53**	**4,979.71**	**12,162.89**
Expenditure:					
Decrease / (Increase) in Stock in Trade	(48.85)	(31.50)	(85.84)	(75.76)	(93.22)
Consumption of Raw Materials	681.01	462.17	1,261.87	871.70	2,004.42
Purchase of Traded Goods	89.04	51.38	131.83	81.79	187.78
Employees Cost	639.94	493.86	1,220.36	901.89	1,995.42
Depreciation and Amortisation	160.44	124.42	316.50	239.60	524.94
Power & Fuel	202.76	95.63	329.99	182.70	438.81
Other Expenditure	1,195.53	820.93	2,267.95	1,499.79	3,552.31
Change in valuation of liability in respect of Life Insurance policies in force	660.27	628.09	1,275.62	949.50	3,040.39
Total Expenditure	**3,580.14**	**2,644.98**	**6,718.28**	**4,651.21**	**11,650.85**
Profit from Operations before Other Income, Interest & Exceptional Items	**13.99**	**150.64**	**104.25**	**328.50**	**512.04**
Other Income	36.93	12.99	61.41	27.20	64.28
Profit before Interest and Exceptional Items	**50.92**	**163.63**	**165.66**	**355.70**	**576.32**
Interest and Finance Expenses (Net)	158.25	102.24	295.03	187.99	425.02
Profit after Interest but before Exceptional Items	**(107.33)**	**61.39**	**(129.37)**	**167.71**	**151.30**
Gain on sale of Undertaking	-	-	-	0.73	0.73
Profit before Tax	**(107.33)**	**61.39**	**(129.37)**	**168.44**	**152.03**
Less: Provision for Taxation:					
Current Tax	51.61	23.75	89.00	40.38	103.58
Deferred Tax (Net)	(5.24)	11.99	(0.79)	16.03	45.57
Fringe Benefit Tax	5.06	2.81	8.48	5.16	11.84
(Excess)/short provision for Tax/Income Tax refund related to earlier years (net)	(0.00)	(1.42)	0.70	(3.09)	(35.13)
Net Profit (Before Minority Interest)	**(158.76)**	**24.26**	**(226.76)**	**109.96**	**26.17**
Less : Minority Interest	(54.16)	(23.52)	(93.84)	(32.51)	(124.61)
Net Profit	**(104.60)**	**47.78**	**(132.92)**	**142.47**	**150.78**
Paid Up Equity Share Capital (Face Value of Rs.10 each)			95.01	93.31	95.01
Reserve excluding Revaluation Reserve					3,510.45
Basic Earnings Per Share (Rs)	(11.06)	5.12	(14.21)	15.27	15.95
Diluted Earnings Per Share (Rs)	(11.06)	5.12	(14.21)	15.26	15.94
Public Shareholding					
Number of Shares			53,520,574	53,541,638	53,564,907
Percentage of Shareholding			56.33%	57.38%	56.38%

Contd. from Page 1

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2008

(Rs Crores)

SEGMENT REPORTING	Consolidated Financial Results				
	Quarter Ended 30th September		Year to Date		Year Ended 31st March 2008 (Audited)
	2008	2007	2008	2007	
Segment Revenue					
Garments	324.98	270.14	549.24	470.73	1,025.84
Rayon Yarn (Including Caustic & Allied Chemicals)	139.86	124.26	274.21	228.22	475.96
Carbon Black	337.96	190.21	635.62	351.44	863.84
Insulators	105.94	101.34	196.66	185.40	398.86
Other Textiles (Spun Yarn & Fabrics)	149.29	145.26	298.03	296.70	600.35
Fertilizers	320.16	138.47	549.46	254.80	787.46
Financial Services	69.37	42.07	132.95	77.71	197.46
Life Insurance	999.42	869.69	1,895.28	1,356.56	4,012.15
Software	25.21	25.18	51.05	48.67	101.09
BPO	453.01	393.72	884.04	746.14	1,577.65
Telecom	672.35	496.48	1,363.09	965.97	2,135.63
Total Segmental Revenue	3,597.55	2,796.82	6,829.63	4,982.34	12,176.29
Less: Inter Segment Revenue	(3.42)	(1.20)	(7.10)	(2.63)	(13.40)
Net Income from Operations	**3,594.13**	**2,795.62**	**6,822.53**	**4,979.71**	**12,162.89**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	(30.51)	12.01	(87.39)	(0.71)	0.01
Rayon Yarn (Including Caustic & Allied Chemicals)	18.73	27.80	48.12	46.82	91.52
Carbon Black	23.34	33.25	64.79	61.99	130.32
Insulators	28.50	29.80	53.35	53.27	122.53
Other Textiles (Spun Yarn & Fabrics)	12.64	13.72	23.67	25.46	48.69
Fertilizers	56.68	10.86	89.69	24.11	84.45
Financial Services	16.08	10.37	39.04	16.91	44.35
Life Insurance	(194.28)	(82.28)	(338.61)	(114.61)	(437.68)
Software	1.54	0.92	3.89	1.95	6.45
BPO	(9.94)	(0.30)	(18.62)	5.64	(26.48)
Telecom	102.77	103.00	249.69	218.32	476.34
Total Segment Result	**25.55**	**159.15**	**127.62**	**339.15**	**540.50**
Less: Interest & Finance Expenses (Net)	(135.47)	(90.55)	(255.21)	(164.31)	(367.01)
Add: Net of Unallocable Income/(Expenditure)	2.59	(7.21)	(1.78)	(7.13)	(22.19)
Profit Before Tax and Exceptional Items	**(107.33)**	**61.39**	**(129.37)**	**167.71**	**151.30**
Gain on sale of Undertaking	-	-	-	0.73	0.73
Profit After Exceptional Items	**(107.33)**	**61.39**	**(129.37)**	**168.44**	**152.03**
Capital Employed (Segment Assets - Segment Liabilities)			**As on 30th Sept 08**	**As on 30th Sept 07**	**As on 31st March 08**
Garments			846.04	616.72	746.06
Rayon Yarn (Including Caustic & Allied Chemicals)			441.22	443.23	453.69
Carbon Black			974.41	566.91	667.54
Insulators			238.65	210.49	239.96
Other Textiles (Spun Yarn & Fabrics)			424.13	344.27	359.33
Fertilizers			382.78	320.54	531.27
Financial Services			331.33	209.75	306.98
Life Insurance			387.96	314.94	384.64
Software			27.40	28.72	31.62
BPO			1,062.61	931.47	1,005.59
Telecom			5,736.73	2,498.25	3,218.11
Total Segment Capital Employed			10,853.26	6,485.29	7,944.79
Add: Unallocated Corporate Assets			2,099.30	2,024.98	2,139.86
Total Capital Employed			12,952.56	8,510.27	10,084.65

Contd. from Page 2

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2008

(Rs Crores)

FINANCIAL RESULTS	Standalone Financial Results				
	Quarter Ended 30th September		Year to Date		Year Ended 31st March 2008 (Audited)
	2008	2007	2008	2007	
Gross Sales	1,373.92	950.76	2,486.93	1,763.07	4,055.62
Less: Excise Duty	63.27	52.10	124.51	98.49	213.31
Net Sales	**1,310.65**	**898.66**	**2,362.42**	**1,664.58**	**3,842.31**
Other Operating Income	25.96	22.76	53.22	36.95	110.75
Net Income from Operations	**1,336.61**	**921.42**	**2,415.64**	**1,701.53**	**3,953.06**
Expenditure:					
Decrease / (Increase) in Stock in Trade	(39.01)	(32.38)	(59.77)	(71.54)	(83.68)
Consumption of Raw Materials	650.25	426.67	1,193.05	805.30	1,874.02
Purchase of Traded Goods	79.53	51.38	122.32	81.78	187.76
Employees Cost	77.69	67.94	146.41	126.84	258.20
Depreciation and Amortisation	40.47	35.23	79.25	66.23	141.10
Power & Fuel	166.53	78.67	261.85	148.32	357.01
Other Expenditure	213.89	173.18	416.96	337.02	738.54
Total Expenditure	**1,189.35**	**800.69**	**2,160.07**	**1,493.95**	**3,472.95**
Profit from Operations before Other Income, Interest & Exceptional Items	**147.26**	**120.73**	**255.57**	**207.58**	**480.11**
Other Income	6.97	2.51	9.17	7.96	12.74
Profit before Interest and Exceptional Items	**154.23**	**123.24**	**264.74**	**215.54**	**492.85**
Interest and Finance Expenses (Net)	52.64	47.35	98.67	90.88	179.02
Profit after Interest but before Exceptional Items	**101.59**	**75.89**	**166.07**	**124.66**	**313.83**
Gain on sale of Undertaking	-	-	-	0.73	0.73
Profit before Tax	**101.59**	**75.89**	**166.07**	**125.39**	**314.56**
Less: Provision for Taxation:					
Current Tax	43.54	17.31	68.61	29.37	78.14
Deferred Tax (Net)	(8.40)	4.25	(11.64)	8.79	25.24
Fringe Benefit Tax	1.14	0.90	2.16	1.75	3.86
(Excess)/short provision for Tax/Income Tax refund related to earlier years (net)	-	(1.42)	-	(3.10)	(35.75)
Net Profit	**65.31**	**54.85**	**106.94**	**88.58**	**243.07**
Paid Up Equity Share Capital (Face Value of Rs.10 each)			95.01	93.31	95.01
Reserve excluding Revaluation Reserve					3,551.32
Basic Earnings Per Share (Rs)	6.87	5.88	11.26	9.49	26.05
Diluted Earnings Per Share (Rs)	6.87	5.88	11.25	9.49	26.04
Public Shareholding					
Number of Shares			53,520,574	53,541,638	53,564,907
Percentage of Shareholding			56.33%	57.38%	56.38%

Contd. from Page 3

ADITYA BIRLA NUVO

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2008

(Rs Crores)

SEGMENT REPORTING	Standalone Financial Results				
	Quarter Ended 30th September		Year to Date		Year Ended 31st March 2008 (Audited)
	2008	2007	2008	2007	
Segment Revenue					
Garments	283.05	220.72	461.42	381.92	825.71
Rayon Yarn (Including Caustic & Allied Chemicals)	139.86	124.26	274.21	228.22	475.96
Carbon Black	337.96	190.21	635.62	351.44	863.84
Insulators	105.94	101.34	196.66	185.40	398.86
Other Textiles (Spun Yarn & Fabrics)	149.29	145.26	298.03	296.70	600.35
Fertilizers	320.16	138.47	549.46	254.80	787.46
Financial Services	0.26	1.22	0.31	3.93	5.27
Total Segmental Revenue	1,336.52	921.48	2,415.71	1,702.41	3,957.45
Less: Inter Segment Revenue	0.09	(0.06)	(0.07)	(0.88)	(4.39)
Net Income from Operations	**1,336.61**	**921.42**	**2,415.64**	**1,701.53**	**3,953.06**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	14.93	14.09	(8.88)	8.11	35.08
Rayon Yarn (Including Caustic & Allied Chemicals)	18.73	27.80	48.12	46.82	91.52
Carbon Black	23.34	33.25	64.79	61.99	130.32
Insulators	28.50	29.80	53.35	53.27	122.53
Other Textiles (Spun Yarn & Fabrics)	12.64	13.72	23.67	25.46	48.69
Fertilizers	56.68	10.86	89.69	24.11	84.45
Financial Services	(2.95)	(0.60)	(3.67)	(0.15)	(2.44)
Total Segment Result	**151.87**	**128.92**	**267.07**	**219.61**	**510.15**
Less: Interest & Finance Expenses (Net)	(52.43)	(46.20)	(98.46)	(88.54)	(174.86)
Add: Net of Unallocable Income/(Expenditure)	2.15	(6.83)	(2.54)	(6.41)	(21.46)
Profit Before Tax and Exceptional Items	**101.59**	**75.89**	**166.07**	**124.66**	**313.83**
Gain on sale of Undertaking	-	-	-	0.73	0.73
Profit After Exceptional Items	**101.59**	**75.89**	**166.07**	**125.39**	**314.56**
Capital Employed (Segment Assets - Segment Liabilities)			**As on 30th Sept 08**	**As on 30th Sept 07**	**As on 31st March 08**
Garments			552.77	414.61	471.25
Rayon Yarn (Including Caustic & Allied Chemicals)			441.22	443.23	453.69
Carbon Black			974.41	566.91	667.54
Insulators			238.65	210.49	239.96
Other Textiles (Spun Yarn & Fabrics)			424.13	344.27	359.33
Fertilizers			382.78	320.54	531.27
Financial Services			12.95	9.13	14.03
Total Segment Capital Employed			3,026.91	2,309.18	2,737.07
Add: Unallocated Corporate Assets			4,380.29	3,502.08	3,949.09
Total Capital Employed			7,407.20	5,811.26	6,686.16

Contd. from Page 4

Notes:

1 The company has entered an agreement with the promoters of Apollo Sindhoori Capital Investments Limited ("ASCIL"), to acquire 3,10,24,000 equity shares in ASCIL representing 56% of its capital at a price of Rs 64.08 per share aggregating to Rs 198.81 Crores, subject to compliance of the formalities and conditions precedents as mentioned in the agreement. The company will also make an open offer to acquire upto 20% of the stake in the capital, as per SEBI regulations, for which the necessary announcement has already been made. The effect of these transactions will be given as and when completed.

2 On August 13, 2008 Idea Cellular Limited (IDEA) a Joint Venture Company has made preferential allotment to TMI Mauritius Ltd of 464,734,670 equity shares of Rs 10/- at a price of Rs 156.96 per share each representating 14.99% of IDEA's equity capital post allotment. Consequently the holding of the Company in IDEA has been reduced from 31.78 % to 27.02 % and the Net Worth of the Company on Consolidated basis has increased by Rs 1781 Crores.

3 Previous year's / period's figures are regrouped / rearranged wherever necessary.

4 Status of Investor Complaints for the quarter ended September 30, 2008.

Opening	Received	Redressed	Pending
0	23	21	2

5 The above results have been reviewed by the Audit Committee of the Board and taken on record at the meeting of the Board of Directors. The Statutory Auditors of the Company have carried out Limited Review of the Unaudited Standalone and Consolidated Financial Results as required under Clause 41 of Listing Agreement and the related report will be submitted to the concerned stock exchanges.

Place: Mumbai
Date: October 24, 2008

Dr. Bharat K. Singh
Managing Director

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

RECEIVED

2008 DEC -5 A 11:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 6, 2008

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub: Half yearly Performance Update of the Company & Postal Ballot.

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 31.10.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Encl : a/a

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO: 82-34979

November 6, 2008

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Sub: Half yearly Performance Update of the Company & Postal Ballot.

Dear Sir(s),

Enclosed please find herewith the following :

1. Copy of Half yearly Performance Update of the Company as on September 30, 2008.

2. Copies of the Postal Ballot Notice and Form which are being sent to the members of the Company seeking their permission in relation to the following Special Resolutions :
   e) Increase in the Authorized Share Capital of the Company from Rs.125 Crores to Rs.180 Crores.
   f) Alteration of the Capital Clause of the Memorandum of Association of the Company.
   g) Alteration of the Articles of Association of the Company.
   h) Re-appointment of Dr. Bharat K. Singh as a Managing Director of the Company.

The above is for your information and records.

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Encl : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvo.cfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com



ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

Aditya Birla Nuvo Limited

Performance Update

For the half year ended 30th September, 2008

Dear Shareholders,

I am pleased to inform you that your Company continued to work on its defined strategy of building a strong foundation for all the businesses which includes

- achieving pan India presence in the Telecom business;
- enhancing market share through expansion of customer reach and augmenting its portfolio in the Financial Services business;
- transformation from a wholesale garment company to a "High-end apparel retailing" company through continued expansion of retail space and
- improving operating efficiency through full utilisation of existing capacity and partnering with new customers through cost effective sites and locations in the BPO business.

As a result, while your company has grown in revenues as per plan, the consolidated profitability does not truly reflect the results of the investments and efforts made due to

a) The gestating impact of the aggressive growth initiatives bunched together and

b) The nature of Life Insurance business where new business premium, though profitable in the long run, causes strain in the first year due to the accounting procedure of amortising all expenses in the first year itself.

Revenues on growth path

Your Company's standalone revenues, during the half-year ended 30th September 2008, grew by 42% from Rs. 1,701.5 Crores to Rs. 2,415.6 Crores, largely driven by higher volumes and better realisation in the Fertilisers and the Carbon Black businesses.

Your Company's consolidated revenues rose by 37% from Rs. 4,979.7 Crores to Rs. 6,822.5 Crores. The growth businesses contributed 72% of the consolidated revenues led by Life Insurance (28% share), Telecom (20%), BPO (13%) and Garments (8%).

Standalone Results			Particulats	Consolidated Results		
Half Year ended 30th September				Half Year ended 30th September		
2008	2007	Growth %		2008	2007	Growth %
2,415.6	1,701.5	42%	Net income from Operations	6,822.5	4,979.7	37%
344.0	281.8	22%	Operating Profit (PBDIT)	482.2	595.3	-19%
106.9	88.6	21%	Net Profit/(Loss) after Monority Interest	(132.9)	142.5	-193%

Investment phase of growth businesses had gestating impact on consolidated profitability

Standalone net profit, during the half-year, surged by 21% from Rs. 88.6 Crores to Rs. 106.9 Crores. At the consolidated level, your Company has reported a net loss of Rs. 132.9 Crores against net profit of Rs. 142.5 Crores attained in the corresponding half of the preceding year. This was largely due to the growing share of new business premium and higher spends on expansion of distribution network in the Life Insurance business, which are its key growth drivers. The pre-launch expenses of stores in the apparel retail business, lower capacity utilisation in the contract manufacturing business and the start up costs and brand building activities for Mumbai circle in the Telecom business also impacted the consolidated profitability.

Business-wise Performance review

Telecom [Idea Cellular Limited]

During the half year, the Telecom business registered a 47% rise in revenues at Rs. 4,472.7 Crores up from Rs. 3,039.5 Crores attained in corresponding half of the previous year. Idea ranked 5th with 9.6% all India market share and 30.38 million subscribers (excluding Spice) as on 30th September 2008. In 8 established operating circles, Idea ranks 2nd with 19.6% market share which reflects its brand strength. After the launch of operations in Mumbai and Bihar (including Jharkhand) circles and acquisition of controlling stake in Spice that operates in Punjab and Karnataka circles, Idea is now operational in 15 circles. With the planned launch of services in Tamil Nadu (including Chennai) and Orissa circles by the financial year end, Idea's footprint will cover approximately 90% of India's telephony potential.

Idea has received Rs. 72.9 billion through the sale of 14.99% stake to TM International at Rs. 156.96 per share. Consequently, Nuvo's stake in Idea now stands at 27.02%. Idea's subsidiary Aditya Birla Telecom (ABTL) has also received clearance from the Foreign Investment Promotion Board (FIPB) to sell 20% stake to Providence for USD 640 million. ABTL has license to operate in Bihar & Jharkhand and will hold 16% stake in the proposed Indus towers Joint Venture (JV). After this deal, the financial position and leveraging capacity of Idea will further strengthen. Cash inflows from these deals will be used to fund capex requirements for existing and new circles as well as for bidding for the 3G spectrum.

Idea, during the half year, reported lower net profit at Rs. 407.2 Crores vis-à-vis Rs. 528.9 Crores. The start up costs for Mumbai circle coupled with higher interest costs for new acquisition impacted the profitability.

Going forward, the business is expected to benefit from its strong cash position, new roll outs and the Spice acquisition.

Life Insurance [Birla Sun Life Insurance Company Limited (BSLI)]

The Life Insurance business, during April to August 2008 for which the latest industry data is available, achieved 121% growth in new business premium income, compared to 56% growth attained by private players and ranked 5th with a market share of 8.15%. Revenues, during the half year, grew from Rs. 1,356.6 Crores to Rs. 1,895.3 Crores. BSLI has added 261 new distribution centres during the half year itself to reach a total of 600 centres. Agency force has been expanded to more than 132,000 agents.

BSLI, during the half year, reported net loss of Rs. 346.8 Crores up from Rs. 117.5 Crores, caused by the initial strain of growing new business premium and intensification of distribution infrastructure. The new business is fully profitable. However, income from it will accrue over the policy period, as is the case with the nature of this business. To fund the expansion and losses, Nuvo has invested Rs. 259 Crores for its 74% share in JV, in the half year, taking its total investment in the business to over Rs. 1200 Crores.

The ramp up of distribution network lays a strong foundation for the future growth of the business.

Asset Management [Birla Sun Life Asset Management Company Limited (BSAMC)]

Assets under Management (AUM) of the business stood at Rs. 37,752 Crores as on September 30, 2008. BSAMC ranked 5th with 7.1% share in Industry's average AUM. It is the only AMC amongst top 10 players to achieve double digit growth in average AUM during the calendar year since December 2007. During the half year, revenues rose by 89% to Rs. 84.9 Crores and net profit increased to Rs. 9.6 Crores this year vis-à-vis Rs. 2.4 Crores in the previous year. BSMAC was presented "Mutual Fund House of the Year" award by 'CNBC TV18-Crisil' besides winning 5 CNBC TV18-Crisil Awards, 2 ICRA awards and 4 Lipper Awards during the year for consistent fund performance across various asset classes. It was also named as a runner up in the "Best Mutual Fund House" category by 'Outlook Money NDTV Profit Awards 2008'.

ITES-BPO & IT [Aditya Birla Minacs Worldwide Limited & PSI Data Systems Limited]

Aditya Birla Minacs, the BPO subsidiary, posted 18% rise in revenues at Rs. 884 Crores during the half year. Amidst global slowdown, North America region maintained revenues at 180 million Canadian dollars while Asia Pacific region posted 30% rise in revenues at 27 million US dollars. Adversely impacted by the forex rates and high manpower costs, the net loss increased from Rs. 28.2 Crores to Rs. 49.4 Crores.

In the direction of optimising seats and sites utilization, one site was closed and its business was shifted to a more cost effective site. To support new business from low cost locations, we have added 80 seats at Baroda and are also expanding

FINANCIAL RESULTS FOR THE QUARTER AND THE HALF YEAR ENDED 30TH SEPTEMBER, 2008

(Rs. Crores)

Consolidated Financial Results					FINANCIAL RESULTS	Standalone Financial Results				
Quarter ended 30th September		Half Year ended 30th September		Year ended 31st March		Quarter ended 30th September		Half Year ended 30th September		Year ended 31st March
2008	2007	2008	2007	2008 (Audited)		2008	2007	2008	2007	2008 (Audited)
3,629.2	2,821.9	6,888.8	5,036.9	12,252.0	Gross Sales	1,373.9	950.8	2,486.9	1,763.1	4,055.6
63.3	52.1	124.5	98.5	213.3	Less: Excise Duty	63.3	52.1	124.5	98.5	213.3
3,566.0	2,769.8	6,764.3	4,938.4	12,038.7	Net Sales	1,310.6	898.7	2,362.4	1,664.6	3,842.3
28.1	25.8	58.3	41.3	124.2	Other Operating Income	26.0	22.8	53.2	37.0	110.8
3,594.1	2,795.6	6,822.5	4,979.7	12,162.9	Net Income from Operations	1,336.6	921.4	2,415.6	1,701.5	3,953.1
					Expenditure:					
(48.9)	(31.5)	(85.8)	(75.8)	(93.2)	Decrease / (Increase) in Stock in Trade	(39.0)	(32.4)	(59.8)	(71.5)	(83.7)
681.0	462.2	1,261.9	871.7	2,004.4	Consumption of Raw Materials	650.2	426.7	1,193.1	805.3	1,874.0
89.0	51.4	131.8	81.8	187.8	Purchase of Traded Goods	79.5	51.4	122.3	81.8	187.8
639.9	493.9	1,220.4	901.9	1,995.4	Employees Cost	77.7	67.9	146.4	126.8	258.2
160.4	124.4	316.5	239.6	524.9	Depreciation and Amortisation	40.5	35.2	79.3	66.2	141.1
202.8	95.6	330.0	182.7	438.8	Power & Fuel	166.5	78.7	261.8	148.3	357.0
1,195.5	820.9	2,267.9	1,499.8	3,552.3	Other Expenditure	213.9	173.2	417.0	337.0	738.5
660.3	628.1	1,275.6	949.5	3,040.4	Change in valuation of liability in respect of Life	-	-	-	-	-
-	-	-	-	-	Insurance policies in force	-	-	-	-	-
3,580.1	2,645.0	6,718.3	4,651.2	11,650.9	Total Expenditure	1,189.4	800.7	2,160.1	1,494.0	3,473.0
14.0	150.6	104.2	328.5	512.0	Profit from Operations before Other Income, Interest & Exceptional Items	147.3	120.7	255.6	207.6	480.1
36.9	13.0	61.4	27.2	64.3	Other Income	7.0	2.5	9.2	8.0	12.7
50.9	163.6	165.7	355.7	576.3	Profit before Interest and Exceptional Items	154.2	123.2	264.7	215.5	492.9
158.2	102.2	295.0	188.0	425.0	Interest and Finance Expenses (Net)	52.6	47.4	98.7	90.9	179.0
(107.3)	61.4	(129.4)	167.7	151.3	Profit after Interest but before Exceptional Items	101.6	75.9	166.1	124.7	313.8
-	-	-	0.7	0.7	Gain on sale of Undertaking	-	-	-	0.7	0.7
(107.3)	61.4	(129.4)	168.4	152.0	Profit before Tax	101.6	75.9	166.1	125.4	314.6
					Less: Provision for Taxation:					
51.6	23.7	89.0	40.4	103.6	Current Tax	43.5	17.3	68.6	29.4	78.1
(5.2)	12.0	(0.8)	16.0	45.6	Deferred Tax (Net)	(8.4)	4.3	(11.6)	8.8	25.2
5.1	2.8	8.5	5.2	11.8	Fringe Benefit Tax	1.1	0.9	2.2	1.7	3.9
-	(1.4)	0.7	(3.1)	(35.1)	(Excess)/short provision for Tax/Income Tax refund related to earlier years (net)	-	(1.4)	-	(3.1)	(35.7)
(158.8)	24.3	(226.8)	110.0	26.2	Net Profit (Before Minority Interest)	65.3	54.9	106.9	88.6	243.1
(54.2)	(23.5)	(93.8)	(32.5)	(124.6)	Less : Minority Interest					
(104.6)	47.8	(132.9)	142.5	150.8	Net Profit	65.3	54.9	106.9	88.6	243.1
		95.0	93.3	95.0	Paid Up Equity Share Capital			95.0	93.3	95.0
					(Face Value of Rs.10 each)					
				3,510.5	Reserve excluding Revaluation Reserve					3,551.3
(11.1)	5.1	(14.2)	15.3	16.0	Basic Earnings Per Share (Rs)	6.9	5.9	11.3	9.5	26.0
(11.1)	5.1	(14.2)	15.3	15.9	Diluted Earnings Per Share (Rs)	6.9	5.9	11.2	9.5	26.0
					Aggregate of Public Shareholding					
					Number of Shares			53,520,574	53,541,638	53,564,907
					Percentage of Shareholding			56.3%	57.4%	56.4%

Notes:

1 The company has entered an agreement with the promoters of Apollo Sindhoori Capital Investments Limited ("ASCIL"), to acquire 3,10,24,000 equity shares in ASCIL representing 56% of its capital at a price of Rs 64.08 per share aggregating to Rs 198.81 Crores, subject to compliance of the formalities and conditions precedents as mentioned in the agreement. The company will also make an open offer to acquire upto 20% of the stake in the capital, as per SEBI regulations, for which the necessary announcement has already been made. The effect of these transactions will be given as and when completed.

2 On August 13, 2008 Idea Cellular Limited (IDEA) a Joint Venture Company has made preferential allotment to TMI Mauritius Ltd of 464,734,670 equity shares of Rs 10/- at a price of Rs 156.96 per share each representating 14.99% of IDEA's equity capital post allotment. Consequently the holding of the Company in IDEA has been reduced from 31.78 % to 27.02 % and the Net Worth of the Company on Consolidated basis has increased by Rs 1781 Crores.

3 Previous year's / period's figures are regrouped / rearranged wherever necessary.

4 Status of Investor Complaints for the quarter ended September 30, 2008.

Opening	Received	Redressed	Pending
-	23	21	2

5 The above results have been reviewed by the Audit Committee of the Board and taken on record at the meeting of the Board of Directors. The Statutory Auditors of the Company have carried out Limited Review of the Unaudited Standalone and Consolidated Financial Results as required under Clause 41 of Listing Agreement and the related report will be submitted to the concerned stock exchanges.

SEGMENTAL REPORTING FOR THE QUARTER AND THE HALF YEAR ENDED 30TH SEPTEMBER, 2008

(Rs. Crores)

Consolidated Financial Results					SEGMENT REPORTING	Standalone Financial Results				
Quarter ended 30th September		Half Year ended 30th September		Year ended 31st March		Quarter ended 30th September		Half Year ended 30th September		Year ended 31st March
2008	2007	2008	2007	2008 (Audited)		2008	2007	2008	2007	2008 (Audited)
					Segment Revenue					
325.0	270.1	549.2	470.7	1,025.8	Garments	283.1	220.7	461.4	381.9	825.7
139.9	124.3	274.2	228.2	476.0	Rayon Yarn*	139.9	124.3	274.2	228.2	476.0
338.0	190.2	635.6	351.4	863.8	Carbon Black	338.0	190.2	635.6	351.4	863.8
105.9	101.3	196.7	185.4	398.9	Insulators	105.9	101.3	196.7	185.4	398.9
149.3	145.3	298.0	296.7	600.3	Other Textiles'	149.3	145.3	298.0	296.7	600.3
320.2	138.5	549.5	254.8	787.5	Fertilizers	320.2	138.5	549.5	254.8	787.5
69.4	42.1	133.0	77.7	197.5	Financial Services	0.3	1.2	0.3	3.9	5.3
999.4	869.7	1,895.3	1,356.6	4,012.1	Life Insurance	-	-	-	-	-
25.2	25.2	51.1	48.7	101.1	Software	-	-	-	-	-
453.0	393.7	884.0	746.1	1,577.7	BPO	-	-	-	-	-
672.4	496.5	1,363.1	966.0	2,135.6	Telecom	-	-	-	-	-
3,597.5	2,796.8	6,829.6	4,982.3	12,176.3	Total Segmental Revenue	1,336.5	921.5	2,415.7	1,702.4	3,957.5
(3.4)	(1.2)	(7.1)	(2.6)	(13.4)	Less: Inter Segment Revenue	0.1	(0.1)	(0.1)	(0.9)	(4.4)
3,594.1	2,795.6	6,822.5	4,979.7	12,162.9	**Net Income from Operations**	1,336.6	921.4	2,415.6	1,701.5	3,953.1
					Segment Results (Profit before Interest and Tax - PBIT)					
(30.5)	12.0	(87.4)	(0.7)	0.0	Garments	14.9	14.1	(8.9)	8.1	35.1
18.7	27.8	48.1	46.8	91.5	Rayon Yarn*	18.7	27.8	48.1	46.8	91.5
23.3	33.2	64.8	62.0	130.3	Carbon Black	23.3	33.2	64.8	62.0	130.3
28.5	29.8	53.3	53.3	122.5	Insulators	28.5	29.8	53.3	53.3	122.5
12.6	13.7	23.7	25.5	48.7	Other Textiles'	12.6	13.7	23.7	25.5	48.7
56.7	10.9	89.7	24.1	84.5	Fertilizers	56.7	10.9	89.7	24.1	84.5
16.1	10.4	39.0	16.9	44.3	Financial Services	(2.9)	(0.6)	(3.7)	(0.2)	(2.4)
(194.3)	(82.3)	(338.6)	(114.6)	(437.7)	Life Insurance	-	-	-	-	-
1.5	0.9	3.9	1.9	6.5	Software	-	-	-	-	-
(9.9)	(0.3)	(18.6)	5.6	(26.5)	BPO	-	-	-	-	-
102.8	103.0	249.7	218.3	476.3	Telecom	-	-	-	-	-
25.5	159.2	127.6	339.2	540.5	**Total Segment Result**	151.9	128.9	267.1	219.6	510.2
(135.5)	(90.6)	(255.2)	(164.3)	(367.0)	Less: Interest & Finance Expenses (Net)	(52.4)	(46.2)	(98.5)	(88.5)	(174.9)
2.6	(7.2)	(1.8)	(7.1)	(22.2)	Add: Net of Unallocable Income/(Expenditure)	2.2	(6.8)	(2.5)	(6.4)	(21.5)
(107.3)	61.4	(129.4)	167.7	151.3	**Profit Before Tax and Exceptional Items**	101.6	75.9	166.1	124.7	313.8
-	-	-	0.7	0.7	Gain on sale of Subsidiary/Undertaking	-	-	-	0.7	0.7
(107.3)	61.4	(129.4)	168.4	152.0	**Profit After Exceptional Items**	101.6	75.9	166.1	125.4	314.6
		As on 30th September 2008	As on 30th September 2007	As on 31st March 2008	**Capital Employed (Segment Assets - Segment Liabilities)**			As on 30th September 2008	As on 30th September 2007	As on 31st March 2008
		846.0	616.7	746.1	Garments			552.8	414.6	471.2
		441.2	443.2	453.7	Rayon Yarn*			441.2	443.2	453.7
		974.4	566.9	667.5	Carbon Black			974.4	566.9	667.5
		238.7	210.5	240.0	Insulators			238.7	210.5	240.0
		424.1	344.3	359.3	Other Textiles'			424.1	344.3	359.3
		382.8	320.5	531.3	Fertilizers			382.8	320.5	531.3
		331.3	209.8	307.0	Financial Services			13.0	9.1	14.0
		388.0	314.9	384.6	Life Insurance			-	-	-
		27.4	28.7	31.6	Software			-	-	-
		1,062.6	931.5	1,005.6	BPO			-	-	-
		5,736.7	2,498.3	3,218.1	Telecom			-	-	-
		10,853.3	6,485.3	7,944.8	**Total Segment Capital Employed**			3,026.9	2,309.2	2,737.1
		2,099.3	2,025.0	2,139.9	Add: Unallocated Corporate Assets			4,380.3	3,502.1	3,949.1
		12,952.6	8,510.3	10,084.7	**Total Capital Employed**			7,407.2	5,811.3	6,686.2

* Including Caustic & Allied Chemicals

' Spun Yarn & Fabrics

the Manila site in Philippines by 120 seats. Substantial benefits from these initiatives should accrue in the second half of the financial year. The business is expexted to breakeven in the last quarter.

During the half year, PSI Data Systems reported revenues at Rs. 51.1 Crores and net profit at Rs. 1.5 Crores vis-à-vis Rs. 48.7 Crores and Rs. 0.1 Crores respectively attained in the corresponding period of the last year.

Mr. Deepak Patel who has about two decades of experience, has joined as CEO of the BPO business.

Branded Garments [Esprit & Madura Garments' FASHION brands – Louis Philippe, Van Heusen and Allen Solly & POPULAR brand – Peter England]

In the Branded Garments business, revenues surged by 21% from Rs. 381.9 Crores to Rs. 461.4 Crores driven by 47% growth in sales from the retail segment. During the half year, 42 new Exclusive Brand Outlets (EBOs) were launched, taking the controlled retail space to 5.7 lacs square feet across 279 EBOs. Operating Profit, however, is lower at Rs. 13 Crores vis-à-vis Rs. 22.9 Crores. Higher discounts offered to boost sales and rising lease rentals amidst gestating new stores impacted the bottom line. Going forward, business is expected to achieve profitable growth once the gestation phase of the new stores is over.

High-end apparel retailing [Peter England PEOPLE & THE COLLECTIVE]

As stated earlier, Nuvo has ventured in high-end apparel retailing through two separate subsidiaries. During the half year, the first subsidiary has launched five "Peter England PEOPLE" family stores of an average size of 12,000 to 15,000 square feet generating revenues of Rs. 4 Crores. The second subsidiary has launched "THE COLLECTIVE", a store spanning across about 17,500 square feet in the month of October 2008. This Men's exclusive store offers Madura garments' fashion brands as well as international brands under one roof. Combined, both the formats reported net loss of Rs. 50.5 Crores including business and brand building costs.

Contract Manufacturing [Madura Garments Export Limited]

In the Contract Manufacturing business, sales volumes grew by 29% to 35.8 lacs pieces during the half year. Last year, in August 2007, capacity of the business was more than doubled to 15.4 million pieces. Revenues remained flat at Rs. 93.8 Crores due to weak order flows impacted by the global slowdown. Consequent lower capacity utilisation has impacted profitability and resulted in net loss of Rs. 41.3 Crores. Efforts are on to bring back profitability through improved capacity utilisation and reducing dependence on USD business besides scaling full service provider (FSP) segment.

Carbon Black [Hi-tech Carbon]

The Carbon Black business registered 81% growth in revenues at Rs. 635.6 Crores during the half year. Pass on of higher CBFS (raw material) prices is partly reflected in 44% rise in realisation at Rs. 51,809 per metric tonne (MT). Brownfield expansion in second quarter of the previous year led to 26% growth in sales volumes at 118,136 MT. Carbon Black industry witnessed squeeze in operating margins due to high raw material costs led by sharp rise in crude oil prices which is passed on to customers with a time lag. Amidst these challenges, Hi-tech Carbon posted 7% rise in operating profit at Rs. 77.1 Crores vis-à-vis Rs. 71.8 Crores. The business is accelerating project activities for Greenfield expansion by 150,000 MT per annum (in two phases) at Patalganga after receiving environment clearance. First phase expansion by 75,000 MT is targeted at a capex of Rs. 270 Crores.

Fertilisers [Indo Gulf Fertilisers]

Revenues in the Fertilisers business, during the half year, more than doubled to Rs. 549.5 Crores supported by 54% growth achieved in sales volumes at 502,610 MT. In the previous year, volumes were impacted due to plant shutdown for annual maintenance for 42 days in the first quarter and breakdown for 27 days in the second quarter. Operating profit grew significantly to Rs. 99.2 Crores vis-à-vis Rs. 32.5 Crores, led by volume growth and subsidy for earlier years. Indo-Gulf Fertilisers is set to position itself as Complete Agri-Solution provider. It has more than doubled its revenues from agri-inputs marketing to Rs. 49.1 Crores during the half year.

Rayon [Indian Rayon]

The Rayon business posted 20% rise in revenues at Rs. 274.2 Crores supported by improved VFY and ECU realisations. Higher production of super fine denier yarn led to 7% decrease in VFY sales volumes at 8,466 MT while VFY realisation

rose by 17% to Rs. 196 per kg. Caustic soda sales volumes grew by 9% to 39,455 MT and ECU realisation surged by 24% to Rs. 24,135 per MT. The margins in the VFY industry are adversely impacted by steep rise in input material and fuel costs. Indian Rayon managed to maintain its operating profit at Rs. 64.6 Crores amidst escalating wood pulp, sulphur and coal prices. The business continued to lay thrust on quality improvement to derive premium in exports markets.

Insulators [Aditya Birla Insulators]

The Insulators business, during the half year, grew by 6% in revenues at Rs. 196.7 Crores. Focus on high rating insulators led to higher realisation. The growth could have been higher but sales volumes were impacted due to higher rejections at the Halol plant. Initial stabilization process for shifting to high rating insulators caused higher rejections for which corrective actions have been taken. Despite lower volumes and rise in fuel prices, the business has maintained its operating profit at Rs. 60.5 Crores. To capture power sector growth, Aditya Birla Insulators is expanding capacity by 12,000 MT (in two phases) at Rishra plant besides foraying in composite insulators at Halol plant. Both the projects are expected to go on stream by the financial year end.

Textiles [Jaya Shree Textiles]

The Textiles Industry witnessed stagnant domestic as well as exports demand impacted by the global slowdown. During the half year, Jaya Shree textiles posted 7% growth in revenues from the continued operations at Rs. 298 Crores. The Synthetic Yarn segment was completely exited during second half of the previous year. Operating profit was maintained at Rs. 34 Crores, even though in the previous year, the operating profit included Rs. 2.4 Cr. from the sale of carbon credits. The business is focusing on expanding its high paying retail distribution channel under the Linen Club brand besides increasing share of value added yarns.

Most of our businesses are progressing well on the designed path to leverage growth opportunities. Aditya Birla Nuvo is optimistic about meeting the challenges of strategic growth initiatives and enhancing its revenues and earnings. The investments made specifically into the Life Insurance, BPO and Garments businesses, which have created a stretch on profitability in the short term as per plan, will go a long way towards value creation for shareholders.

A detailed presentation is available on your Company's website in the 'Investors' section. Should you require a copy of the same, please email us at nuvo.cfd@adityabirla.com

Yours sincerely,

Adesh Gupta
Wholetime Director & CFO
Aditya Birla Centre, 4th Floor, 'A' Wing, S.K. Ahire Marg, Worli, Mumbai - 400 030
Phone No. : 6652 5570 I Fax No. : 6652 5821 I E-Mail : nuvo.cfd@adityabirla.com
Mumbai, 31st October 2008

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. The actual results could differ materially from those expressed or implied. The important factors that could make a difference to the Company's operations include the global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations. The Company assume no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise



strong Foundation energised Growth

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval - 362 266, Gujarat.

Website: www.adityabirlanuvo.com / www.adityabirla.com

Infomedia 18 Limited

ADITYA BIRLA NUVO

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval – 362 266 (Gujarat)

POSTAL BALLOT

Notice pursuant to Section 192A (2) of the Companies Act, 1956

Notice is hereby given, to the Members of Aditya Birla Nuvo Limited for passing the following resolutions through Postal Ballot pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 (including amendments thereof uptodate):

1. **Increase in the Authorized Share Capital:**

   To consider and if thought fit, to pass with or without modification(s), as may be practical and permissible, the following resolution as an **Special Resolution:**

   "RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 125,00,00,000 (Rupees One Hundred Twenty Five Crores) divided into 12,00,00,000 (Twelve Crores) Equity Shares of Rs. 10/- each and 5,00,000 (Five Lacs) Redeemable Preference Shares of Rs. 100/- each, be and is hereby, increased to Rs. 180,00,00,000 (Rupees One Hundred Eighty Crores) divided into 17,50,00,000 (Seventeen Crores Fifty Lacs) Equity Shares of Rs. 10/- each and 5,00,000 (Five Lacs) Redeemable Preference Shares of Rs. 100/- each by the creation of 5,50,00,000 (Five Crores Fifty Lacs) Equity Shares of Rs. 10/- each and consequently the respective Capital Clauses in the Memorandum and Articles of Association of the Company do stand altered accordingly and as also provided in the resolutions below."

2. **Alteration of the Capital Clause of the Memorandum of Association of the Company:**

   To consider and, if thought fit, to pass, with or without modifications as may be practical and permissible, the following resolution as a **Special Resolution:**

   "RESOLVED THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following Clause V:

   V. The Authorized Share Capital of the Company is Rs. 180,00,00,000 (Rupees One Hundred Eighty Crores) divided into 17,50,00,000 (Seventeen Crores Fifty Lacs) Equity Shares of Rs. 10/- each and 5,00,000 (Five Lacs) Redeemable Preference Shares of Rs. 100/- each, with power to the Company to increase or reduce the capital and to divide the shares in the Capital for the time being into several classes (being those specified in the Companies Act, 1956) and to attach thereto respectively such preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, enlarge or abrogate any such rights, privileges or conditions in such manner as may be permitted by the said Act or provided by the Articles of Association of the Company."

3. **Alteration of the Articles of Association of the Company:**

   To consider and, if thought fit, to pass, with or without modifications as may be practical and permissible, the following resolution as a **Special Resolution:**

   "RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 5(a) with the following Article:

5 (a) The Authorized Share Capital of the Company is Rs. 180,00,00,000 (Rupees One Hundred Eighty Crores) divided into 17,50,00,000 (Seventeen Crores Fifty Lacs) Equity Shares of Rs. 10/- each and 5,00,000 (Five Lacs) Redeemable Preference Shares of Rs. 100/- each, with power to the Company to increase or reduce the capital and to divide the shares in the Capital for the time being into several classes (being those specified in the Companies Act, 1956) and to attach thereto respectively such preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the Articles of Association of the Company and to vary, modify, enlarge or abrogate any such rights, privileges or conditions in such manner as may be permitted by the said Act or provided by the Articles of Association of the Company."

4. Re-Appointment of Managing Director:

To consider and, if thought fit, to pass, with or without modifications as may be practical and permissible, the following resolution as a **Special Resolution:**

"RESOLVED THAT pursuant to the provisions of Sections 198, 269 and 309 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, as amended from time to time, applicable guidelines for managerial remuneration issued by the Central Government from time to time, and further subject to such approvals, if any necessary, consent of the Company be and is hereby accorded to the re-appointment of Dr. Bharat K. Singh as the "Managing Director" of the Company for the period of one year w.e.f 1st November, 2008 and upon the existing terms and conditions including remuneration, as approved by the shareholders through Postal Ballot on 22nd November, 2007, with further liberty to the Board (which term shall include any committee constituted or to be constituted by the Board) from time to time to alter the said terms and conditions, in such manner as may be agreed to between the Board and Dr. Bharat K. Singh and as may be permissible at law."

By Order of the Board
For Aditya Birla Nuvo Limited

Devendra Bhandari
Company Secretary

Place : Mumbai
Date : 24th October, 2008.

Notes:

1. An explanatory statement pursuant to Sections 173(2) and 192A of the Companies Act, 1956 setting out all material facts concerning the aforesaid special business and reasons therefore is annexed hereto.

2. The Board of Directors at its meeting held on 24th October, 2008 has appointed Mr. Rajendra R. Parmar, Chartered Accountant, Veraval as Scrutinizer for conducting the Postal Ballot process in a fair and transparent manner.

3. Postal Ballot Form and the self-addressed postage pre-paid envelopes are enclosed for the use of Members.

4. Members are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form (no other form or photocopy thereof is permitted) duly completed in the attached self-addressed envelope, so as to reach the Scrutinizer at the address of the Registered Office of the Company on or before 12th December, 2008.

5. The Scrutinizer will submit his report, addressed to the Board of Directors of the Company, to one of its named Directors after completion of the scrutiny and result of the Postal Ballot will be announced by a Director of the Company on day, the 12th December, 2008, at Mumbai or at the Registered Office of the Company at Veraval.

6. All documents referred to in the accompanying Notice and the Explanatory Statement, are open for inspection at the Registered Office of the Company on all working days, except Saturdays, between 11.00 a.m. and 1.00 p.m. up to 12th December, 2008.

ANNEXURE TO NOTICE

Explanatory statement pursuant to sections 173(2) and 192A of the Companies Act, 1956.

Item No. 1, 2 & 3 – Increase in Authorised Share Capital

In view of the growing business activities of the Company and to facilitate capital raising activities in future, as and when required, it is proposed to increase the Authorised Share Capital of the Company consisting of equity and preference shares, from Rs. 125 crores to Rs. 180 crores and for that purpose, the Memorandum of Association and Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 2 and 3 of the accompanying Notice. The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the Authorised Share Capital and for the alteration of capital clause of the Memorandum of Association and Articles of Association of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item Nos. 1, 2 and 3 of the accompanying Notice for the approval of the Members.

Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956 read with provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolutions.

Item No. 4 – Re-appointment of Managing Director

Dr. Bharat K. Singh was appointed by the Board of Directors and shareholders of the Company as the Managing Director with effect from 1st November, 2006. He holds office as Managing Director only upto 31st October, 2008.

The Board of Directors has re-appointed him as the Managing Director of the Company for a period of 1 (one) year with effect from 1st November, 2008 on the existing terms and conditions, including remuneration, as approved by the shareholders through Postal Ballot on 22nd November, 2007.

The resolution as set out in this item of the accompanying Notice is accordingly recommended for the approval of the members. The same may be treated as further abstract relating to the terms of his re-appointment.

Dr. Bharat K. Singh is interested in the Resolution, since it relates to his re-appointment.

By Order of the Board
For Aditya Birla Nuvo Limited

Devendra Bhandari
Company Secretary

Place : Mumbai
Date : 24th October, 2008.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

ADITYA BIRLA NUVO LIMITED

Registered Office: Indian Rayon Compound, Veraval – 362 266 (Gujarat)

POSTAL BALLOT FORM

Serial No.

1. Name(s) of Shareholder(s) including Joint-holders, if any :

2. Registered Address of the Sole / First named Shareholder :

3. Registered Folio No. / DPID No. / Client ID No.* : (*Applicable to investors holding shares in demat form)

4. No. of Shares held :

5. I/We hereby exercise my/our vote in respect of the resolutions to be passed through Postal Ballot for the businesses stated in the Notice dated 24th October, 2008 of the Company by sending my/our assent or dissent to the said resolutions by placing tick (✓) mark at the appropriate box below.

Item No.	Description	No. of Shares	I/We assent to the resolution	I/We dissent to the resolution
1.	Increase in the Authorised Share Capital for increasing authorized capital from Rs. 125 crores to Rs. 180 crores.			
2.	Alteration of Capital Clause of the Memorandum of Association of the Company for increasing authorized capital from Rs. 125 crores to Rs. 180 crores.			
3.	Alteration of the Articles of Association of the Company for increasing authorised capital from Rs. 125 crores to Rs. 180 crores.			
4.	Re-appointment of Dr. Bharat K. Singh as Managing Director			

Place:

Date:

(Signature of the Shareholder)

Note: Please read instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS

1. A member desiring to exercise vote by postal ballot may complete this Postal Ballot Form (no other form or photo copy thereof is permitted) and send it to the Scrutinizer at the address of Registered Office of the Company in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2. The self-addressed envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

3. This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder.

4. Unsigned Postal Ballot Forms will be rejected.

5. Duly completed Postal Ballot Form should reach the Registered Office of the Company not later than the close of working hours on or before12th December, 2008. All Postal Ballot Forms received after this date will be strictly treated as if reply from such shareholder has not been received.

6. In case of shares held by companies, trusts, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution / Authority.

7. Voting rights shall be reckoned on the paid up value of the shares registered in the name of the shareholders on the date of dispatch of the Notice.

8. Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed self addressed postage prepaid envelope as such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

9. A tick (✓) mark should be placed in the relevant box signifying assent/dissent for the resolution as the case may be, before mailing the Postal Ballot Form, incomplete, unsigned, improperly or incorrectly tick (✓) marked Postal Ballot Form will be rejected. Postal Ballot Form bearing tick mark in both the columns will render the Postal Ballot Form invalid.

10. The Scrutizer's decision on the validity of the postal ballot will be final.

11. There will be only one postal ballot form for every folio irrespective of the number of joint holder(s).

12. The date of declaration of the result of postal ballot shall be taken to be the date passing of the resolution.

END